   As filed with the Securities and Exchange Commission on February 14, 2002
                                                     Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                          GIBRALTAR STEEL CORPORATION
            (Exact name of registrant as specified in its charter)

                 Delaware                                  16-1445150
       (State or other jurisdiction                     (I.R.S. Employer
     of incorporation or organization)               Identification Number)

                             3556 Lake Shore Road
                                 P.O. Box 2028
                         Buffalo, New York 14219-0228
                                (716) 826-6500
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Brian J. Lipke
                           Chairman of the Board and
                            Chief Executive Officer
                          Gibraltar Steel Corporation
                             3556 Lake Shore Road
                                P. O. Box 2028
                         Buffalo, New York 14219-0228
                                (716) 826-6500
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies To:
             Gerald S. Lippes, Esq.                John W. White, Esq.
       Lippes, Silverstein, Mathias & Wexler LLP Cravath, Swaine & Moore
              700 Guaranty Building                  Worldwide Plaza
                28 Church Street                    825 Eighth Avenue
          Buffalo, New York 14202-3950           New York, New York 10019
                 (716) 853-5100                       (212) 474-1000

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in conjunction with dividend or interest reinvestment plans, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

--------------------------------------------------------------------------------

                                                       Proposed          Proposed
                                   Amount              Maximum            Maximum
   Title of Each Class of          to be            Offering Price       Aggregate             Amount of
 Securities to be Registered     Registered         per Share /(1)/ Offering Price /(1)/ Registration Fee/ (2)/
----------------------------- ----------------      --------------  -------------------  ---------------------
Common Stock ($.01 par value) 3,450,000 shares/(3)/     $17.90          $61,755,000            $5,681.48

--------------------------------------------------------------------------------

(1)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) (based on the average high and low prices of the common stock as quoted on the Nasdaq National Market on February 11, 2002).

(2)A filing fee in the amount of $16,345 previously paid by the registrant with respect to Registration No. 33-65762 filed on July 24, 2001 is being used to off-set this fee.

(3)Includes up to 450,000 shares which may be issued upon exercise of the Underwriters' over-allotment option.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

               SUBJECT TO COMPLETION, DATED               , 2002

PROSPECTUS

[LOGO] GIBRALTAR
                               3,000,000 Shares

                          Gibraltar Steel Corporation

                                 Common Stock
                                $     per share

                                 -------------

   We are selling 2,500,000 shares of our common stock and the selling stockholders named in this prospectus are selling 500,000 shares. We will not receive any proceeds from the sale of the shares by the selling stockholders. We have granted the underwriters an option to purchase up to 450,000 additional shares of common stock to cover over-allotments.

   Our common stock is quoted on the Nasdaq National Market under the symbol "ROCK." The last reported sale price of our common stock on the Nasdaq National Market on February 13, 2002, was $17.67 per share.

                                 -------------

   Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 -------------

                                                                Per Share Total
                                                                --------- -----
Public Offering Price                                               $       $
Underwriting Discount                                               $       $
Proceeds to Gibraltar, before expenses                              $       $
Proceeds to the selling stockholders, before expenses               $       $

   The underwriters expect to deliver the shares to purchasers on or about
          , 2002.

                                 -------------

Salomon Smith Barney
                                                      McDonald Investments Inc.


          , 2002

                            CURRENT U.S. LOCATIONS

[Map of United States with dots indicating the location of current processing, manufacturing and distribution facilities of Gilbraltar Steel Corporation]

   You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                 -------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   1
Risk Factors.............................................................   6
Forward Looking Statements...............................................   9
Use of Proceeds..........................................................  10
Capitalization...........................................................  11
Price Range of Common Stock..............................................  12
Dividend Policy..........................................................  13
Selected Consolidated Financial Data.....................................  14
Management's Discussion and Analysis of Financial Condition and Results
  of Operations..........................................................  15
Business.................................................................  23
Management...............................................................  34
Principal and Selling Stockholders.......................................  36
Description of Capital Stock.............................................  39
Underwriting.............................................................  42
Legal Matters............................................................  44
Experts..................................................................  44
Where You Can Find Additional Information................................  44
Incorporation by Reference...............................................  45
Index to Consolidated Financial Statements............................... F-1

                                    SUMMARY

   This summary highlights information contained elsewhere or incorporated by reference in this prospectus. Accordingly, it does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information under "Risk Factors" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus before making an investment decision. Unless the context otherwise requires, references to "we," "us" or "our" refer collectively to Gibraltar Steel Corporation and its subsidiaries. Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

                                  The Company

   We are a leading processor, manufacturer and provider of high value-added, high margin steel products and services. Since our initial public offering in 1993, we have continued to build upon our core competencies of processing and manufacturing by expanding into the metal processing, building and construction products and commercial heat-treating markets through strategic acquisitions and internal growth. We are now the second largest domestic commercial heat-treater and have become a major supplier of metal building and construction products. We have broadened our product lines and services, entered new geographic and end-user markets and expanded our customer base through the acquisition of 15 businesses for approximately $296 million and the investment of approximately $140 million in capital expenditures. As a result of this growth, we now have 54 facilities in 20 states and Mexico serving more than 10,000 customers in a variety of industries.

   Since our initial public offering, our operating approach and the successful execution of our growth strategy have enabled us to outperform most of our publicly traded competitors in the processor and service center industry with respect to net sales, EBITDA and net income growth. From 1993 through 2000, we achieved eight consecutive fiscal years of record net sales and EBITDA, and our net sales, EBITDA and net income increased at compound annual growth rates of 22.1%, 25.7% and 18.7%, respectively. In addition, our EBITDA margin expanded from 9.7% in 1993 to 12.0% in 2000. As a result of the general economic slowdown, net sales, EBITDA and net income for the first nine months of 2001 decreased by 9.8%, 24.1% and 47.9%, respectively, as compared to the results generated in the first nine months of 2000.

   We classify our operations into three segments--Processed Steel Products, Building Products and Heat Treating. Our operations utilize any one or a combination of more than 25 different processes to manufacture and deliver a variety of high-quality steel products and services. Our Processed Steel Products segment produces cold-rolled strip steel that is used in applications which demand more precise widths, improved surface conditions and tighter gauge tolerances than are supplied by primary producers of flat-rolled steel products, as well as heavy duty steel strapping that is used to close and reinforce packages such as cartons and crates. Our Building Products operations manufacture and distribute more than 5,000 building and construction products including steel lumber connectors, metal roofing and accessories, ventilation products and mailboxes. Our Heat Treating segment provides specialized heat-treating services which refine the metallurgical properties of customer-owned metal products for a variety of industries that require critical performance characteristics.

   We sell our products both domestically and internationally to manufacturers and distributors and, to a lesser extent, directly to end-users for a wide range of applications. Additionally, we sell our products to consumers through hardware and building products distributors and mass merchandisers. Our major commercial markets include the automotive, automotive supply, building and construction, steel, machinery and general manufacturing industries.

                                Our Opportunity

   The steel industry is comprised of primary steel producers, service centers, processors and end product manufacturers. Primary steel producers typically focus on the production and sale of standard size and tolerance steel to large volume purchasers, including steel processors. Service centers typically provide services such as storage and shipping, slitting and cutting to length. Steel processors, through the application of various higher value-added processes such as cold-rolling and specialized heat-treating methods, process steel of a precise grade, temper, tolerance and finish. End product manufacturers incorporate the processed steel into finished goods.

   We have developed a set of steel and metal processing core competencies as a processor operating between primary steel producers and end product manufacturers. Industry statistics indicate that although the number of service centers and processors has decreased from approximately 7,000 in 1980 to approximately 3,400 in 2000, annual sales by service centers and processors have increased from $30 billion in 1996 to $75 billion in 2000.

   Our industry has been impacted recently as manufacturers have increasingly outsourced non-core business functions and consolidated their suppliers to improve productivity and cost efficiency. We believe that manufacturer outsourcing and the consolidation of suppliers will continue to become more prevalent, resulting in increased demand for our products and services in the future.

                           Our Competitive Strengths

   We have established a reputation as an industry leader in quality, service and innovation and have achieved a strong competitive position in our markets. We attribute this primarily to the following competitive strengths:

   . our ability to provide high value-added products and services; . our ability to identify and integrate acquisitions;
   . the diversification of our customers, products and services;
   . our commitment to quality;
   . the efficiency of our inventory purchasing and management; and . our experienced management team.

                                 Our Strategy

   Our strategic objective is to further enhance our position as a leading processor, manufacturer and provider of high value-added, high margin steel products and services. We plan to achieve this objective through the aggressive pursuit of our business strategy, which includes:

   . a focus on high value-added, high margin steel products and services;
   . a commitment to internal growth and continuous cost reduction;
   . a commitment to external growth through the acquisition of businesses which are immediately accretive to our earnings per share, have long-term growth potential and also complement, expand and enhance our products and services and broaden our markets and customer base; and
   . a dedication to quality, service and customer satisfaction.

                              Recent Developments

   On January 24, 2002, we issued a press release reporting our sales and earnings for the quarter and year ended December 31, 2001. We announced that sales in 2001 were $616 million, a decrease of 9.1% from sales of $678 million in 2000. In the fourth quarter of 2001, sales were $140 million, down 6.4% from $150 million in the fourth quarter of 2000.

   Net income in 2001 was $12.5 million, or $0.98 per diluted share, compared to $24.4 million, or $1.92 per diluted share, in 2000. Net income in the fourth quarter of 2001 was $1.5 million, or $0.12 per diluted share, compared to $3.2 million, or $0.26 per diluted share, in the fourth quarter of 2000.

   For additional financial information with respect to the quarter and year ended December 31, 2001, you should review our Current Report on Form 8-K, filed with the SEC on February 14, 2002, which is incorporated by reference into this prospectus. See "Incorporation by Reference."

                             Corporate Information

   Our company was incorporated under the laws of the State of Delaware in 1993. Our executive offices are located at 3556 Lake Shore Road, Buffalo, New York 14219 and our telephone number is (716) 826-6500. Our Internet web site address is www.gibraltar1.com. Information contained on our web site is not a part of this prospectus.

                                 The Offering

Common stock being offered by:
   Our company.........................  2,500,000 shares
   The selling stockholders............    500,000 shares
                                        -----------------
       Total...........................  3,000,000 shares
                                        =================
Common stock to be outstanding after
  this offering........................ 15,098,499 shares /(1)/
Use of proceeds........................ We will use the net proceeds to repay a portion of our outstanding bank indebtedness, some of which
                                        was used to fund the acquisition of Pennsylvania
                                        Industrial Heat Treaters and capital expenditures.
                                        We will not receive any proceeds from shares sold
                                        by the selling stockholders. See "Use of Proceeds."
Nasdaq National Market symbol.......... ROCK

--------
/(1)/Excludes (i) an aggregate of 400,000 shares of common stock reserved for issuance under our Non-Qualified Stock Option Plan, of which 247,500 shares were subject to outstanding options as of September 30, 2001 at a weighted average exercise price of $13.34 per share, (ii) an aggregate of 1,475,000 shares of common stock reserved for issuance under our Incentive Stock Option Plan of which 841,242 shares were subject to outstanding options as of September 30, 2001 at a weighted average exercise price of $16.56 per share and (iii) an aggregate of 41,000 shares of common stock reserved for issuance under our Restricted Stock Plan.

                      Summary Consolidated Financial Data

   The summary consolidated financial data presented below have been derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, except that the data for the nine-month periods ended September 30, 2000 and 2001 are derived from unaudited consolidated financial statements which, in our opinion, reflect all adjustments necessary for a fair presentation. The consolidated balance sheets as of December 31, 1999 and 2000 and September 30, 2000 and 2001 and the related statements of income, cash flow and shareholders' equity for the three years ended December 31, 2000 and the nine-month periods ended September 30, 2000 and 2001 and notes thereto appear elsewhere in this prospectus. Results for the nine-month periods are not necessarily indicative of results for the full year. The summary consolidated financial data presented below should be read in conjunction with, and are qualified in their entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the notes thereto and other financial information included elsewhere in this prospectus.

                                                                                                    Nine Months
                                                                                                       Ended
                                                              Year Ended December 31,              September 30,
                                                    -------------------------------------------- -----------------
                                                      1996     1997     1998     1999     2000     2000     2001
                                                    -------- -------- -------- -------- -------- -------- --------
                                                                                                    (unaudited)
                                                                (in thousands, except per share data)
Income Statement Data:
  Net sales........................................ $342,974 $449,700 $557,944 $621,918 $677,540 $527,483 $475,584
  Gross profit.....................................   61,257   74,163  101,495  127,973  135,797  107,027   90,896
  Income from operations before amortization /(1)/.   31,282   33,606   46,567   58,308   63,868   51,950   34,997
  Amortization.....................................      665    1,003    2,112    2,839    3,976    2,948    3,350
  Income from operations...........................   30,617   32,603   44,455   55,469   59,892   49,002   31,647
  Interest expense.................................    3,827    5,115   11,389   13,439   18,942   13,511   13,163
  Income before income taxes.......................   26,790   27,488   33,066   42,030   40,950   35,491   18,484
  Net income.......................................   15,975   16,416   19,840   25,008   24,365   21,117   10,998
Earnings per Share Data:
  Diluted.......................................... $   1.39 $   1.30 $   1.57 $   1.95 $   1.92 $   1.66 $   0.86
  Basic............................................ $   1.42 $   1.33 $   1.59 $   1.99 $   1.94 $   1.68 $   0.87
  Weighted average shares outstanding--Diluted.....   11,464   12,591   12,651   12,806   12,685   12,700   12,768
  Weighted average shares outstanding--Basic.......   11,261   12,357   12,456   12,540   12,577   12,580   12,587
Other Data:
  EBITDA /(2)/..................................... $ 36,863 $ 41,081 $ 57,788 $ 72,921 $ 81,080 $ 64,765 $ 49,186
  Capital expenditures.............................   15,477   21,784   22,062   21,999   19,619   13,849   11,831
  Depreciation and amortization....................    6,246    8,478   13,333   17,452   21,188   15,763   17,539
  Cash dividends per share.........................       --       --       -- $  0.150 $  0.115 $  0.080 $  0.100
Balance Sheet Data (end of period): /(3)/
  Working capital.................................. $ 68,673 $ 87,645 $124,236 $112,923 $132,407 $137,928 $113,640
  Goodwill.........................................   20,199   30,275   79,971  115,350  130,368  131,290  133,766
  Total assets.....................................  222,507  281,336  438,435  522,080  556,046  578,939  564,928
  Total debt.......................................   49,841   83,024  200,746  236,621  255,853  266,603  227,026
  Shareholders' equity.............................  121,744  140,044  160,308  185,459  208,348  205,629  216,656

--------
/(1)/Amortization expense is comprised of amortization of goodwill and other intangible assets. Amortization of goodwill was $557,000, $880,000, $1,949,000, $2,647,000 and $3,710,000 in 1996, 1997, 1998, 1999 and 2000,
     respectively, and $2,707,000 and $3,118,000 for the nine-month periods ended September 30, 2000 and 2001, respectively.
/(2)/EBITDA is defined as the sum of income before income taxes, interest expense, depreciation expense and amortization of intangible assets (including goodwill). EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States. The items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in our consolidated financial statements as an indicator of financial performance or liquidity. EBITDA as measured in this prospectus is not necessarily comparable with similarly titled measures for other companies.
/(3)/See "Capitalization" for the unaudited pro forma balance sheet data assuming that consummation of this offering and application of the estimated proceeds therefrom to reduce indebtedness had occurred on September 30, 2001.

                       HISTORICAL FINANCIAL PERFORMANCE

                                    [CHART]


                                   Net Sales
                                 (in millions)
                          CAGR/(1)/(through 2000)=22%

[Bar graph showing the net sales of Gibraltar Steel corporation for each of the years 1993 through 2000 and for the nine-month period ended September 30, 2001 in $100 million increments ranging from $0 to $800.0 million. For each such year, the net sales for the period from January through September are differentiated from that for the period October through December.]

                                    Jan.-Sep.  Oct.-Dec.
                            1993     126,917   40,966
                            1994     149,294   50,848
                            1995     209,793   73,040
                            1996     256,504   86,470
                            1997     341,739   107,961
                            1998     413,893   144,051
                            1999     466,954   154,964
                            2000     527,483   150,057
                            2001     475,584

                                     [CHART]
                                   EBITDA/(2)/
                                  (in millions)
                            CAGR (through 2000)=26%

[Bar graph showing EBITDA of Gibraltar Steel Corporation for each of the years 1993 through 2000 and for the nine month period ended September 30, 2001 in $10 million increments ranging from $0 to $90 million. For each such year, EBITDA for the period from January through September is differentiated from that for the period October through December.]

                                    Jan.-Sep.  Oct.-Dec.
                            1993     13,629     2,704
                            1994     14,826     4,798
                            1995     18,880     6,026
                            1996     27,778     9,085
                            1997     31,801     9,280
                            1998     42,086     15,702
                            1999     55,161     17,760
                            2000     64,765     16,315
                            2001     49,186

                                    [CHART]


                                   Net Income
                                  (in millions)
                             CAGR (through 2000)=19%

[Bar graph showing the net income for Giraltar Steel Corporation for each of the years 1993 through 2000 and for the nine-month period ended September 30, 2001 in increments of $5 million from $0 to $30 million. For each such year, the net income for the period January through September is differentiated from that for the period October through December. Net income for 1993 is presented on a pro forma basis.]

                                    Jan.-Sep.  Oct-Dec.
                            1993      6,154     1,183
                            1994      6,794     2,015
                            1995      7,483     2,239
                            1996     11,903     4,072
                            1997     12,930     3,486
                            1998     15,018     4,822
                            1999     19,470     5,538
                            2000     21,117     3,248
                            2001     10,998




--------
/(1)/CAGR refers to compounded annual growth rate for the years 1993 through
     2000.
/(2)/EBITDA is defined as the sum of income before income taxes, interest expense, depreciation expense, and amortization of intangible assets (including goodwill). EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States. The items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in our consolidated financial statements as an indicator of financial performance or liquidity. EBITDA as measured in this prospectus is not necessarily comparable with similarly titled measures for other companies.
/(3)/Pro forma results assume income taxation as a C corporation.

                                 RISK FACTORS

   You should carefully consider the following risks and uncertainties and all other information contained in this prospectus, or incorporated herein by reference, before you decide whether to purchase our common stock. Any of the following risks, should they materialize, could adversely affect our business, financial condition or operating results. As a result, the trading price of our common stock could decline and you could lose all or part of your investment.

Our future operating results may be affected by fluctuations in steel prices. We may not be able to pass on increases in raw material costs to our customers.

   Our principal raw material is flat-rolled steel, which we purchase from multiple primary steel producers. The steel industry as a whole is very cyclical, and at times pricing can be volatile due to a number of factors beyond our control, including general economic conditions, labor costs, competition, import duties, tariffs and currency exchange rates. This volatility can significantly affect our raw material costs.

   We are required to maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel on a regular basis in an effort to maintain our inventory at levels that we believe are sufficient to satisfy the anticipated needs of our customers based upon historic buying practices and market conditions. In an environment of increasing raw material prices, competitive conditions will impact how much of the steel price increases we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the profitability of our business could be adversely affected.

The building and construction industry and the automotive industry account for a significant portion of our sales and reduced demand from these industries is likely to adversely affect our profitability.

   Sales of our products for use in the building and construction industry accounted for approximately 49%, 50%, 51% and 56% of our net sales in 1998, 1999, 2000 and for the first nine months of 2001, respectively. These sales were made primarily to retail home center chains and wholesale distributors. The building and construction industry is cyclical, with product demand based on numerous factors such as interest rates, general economic conditions, consumer confidence and other factors beyond our control.

   Sales of our products for use in the automotive industry accounted for approximately 30%, 32%, 30% and 26% of our net sales in 1998, 1999, 2000 and for the first nine months of 2001, respectively. Such sales include sales directly to auto manufacturers and to manufacturers of automotive components and parts. The automotive industry experiences significant fluctuations in demand based on numerous factors such as general economic conditions, consumer confidence and other factors beyond our control.

   We also sell our products to customers in other industries that experience cyclicality in demand for products, such as the steel and machinery and equipment industries. None of these industries individually represented more than 10% of our annual net sales in 2000.

   Downturns in demand from the building and construction industry, the automotive industry or any of the other industries we serve, or a decrease in the prices that we can realize from sales of our products to customers in any of these industries, could adversely affect our profitability.

The success of our business is affected by general economic conditions and our business could be adversely impacted by an economic slowdown or recession.

   Periods of economic slowdown or recession in the United States or other countries, or the public perception that one may occur, could decrease the demand for our products, affect the availability and price of our products and adversely impact our business. In 2000, for example, we were somewhat impacted by the general slowing in the economy. That impact has continued, and in the first three quarters of 2001 we did not maintain the same level of sales or profitability as in the first three quarters of 2000. Excluding the impact of any additional acquisitions that we may make during 2001, it may be difficult to achieve the same level of sales volume and net income in 2001 as we achieved last year.

We may not be able to successfully identify, manage and integrate future acquisitions, and if we are unable to do so, we are unlikely to sustain our historical growth rates and our stock price may decline.

   Historically, we have grown through a combination of internal growth and external expansion through acquisitions and a joint venture. Although we intend to actively pursue our growth strategy in the future, we cannot provide any assurance that we will be able to identify appropriate acquisition candidates or, if we do, that we will be able to successfully negotiate the terms of an acquisition, finance the acquisition or integrate the acquired business effectively and profitably into our existing operations. Integration of an acquired business could disrupt our business by diverting management away from day-to-day operations. Further, failure to successfully integrate any acquisition may cause significant operating inefficiencies and could adversely affect our profitability and the price of our stock. Consummating an acquisition could require us to raise additional funds through additional equity or debt financing. Additional equity financing could depress the market price of our common stock. Additional debt financing could require us to accept covenants that limit our ability to pay dividends.

Our business is highly competitive and increased competition could reduce our gross profit and net income.

   The principal markets that we serve are highly competitive. Competition is based primarily on the precision and range of achievable tolerances, quality, price, raw materials and inventory availability and the ability to meet delivery schedules dictated by customers. Our competition in the markets in which we participate comes from companies of various sizes, some of which have greater financial and other resources than we do and some of which have more established brand names in the markets we serve. Increased competition could force us to lower our prices or to offer additional services at a higher cost to us, which could reduce our gross profit and net income.

Principal stockholders have the ability to exert significant control in matters requiring stockholder vote and could delay, deter or prevent a change in control of our company.

   Upon the consummation of this offering, approximately 38% (or approximately 37% if the underwriters' over-allotment option is exercised in full) of our outstanding common stock, including shares of common stock issuable under options granted which are exercisable within 60 days will be owned by Brian J. Lipke, Neil E. Lipke and Eric R. Lipke, each of whom is an executive officer of our company, Meredith A. Lipke, an employee of our company and Curtis W. Lipke, all of whom are siblings, Patricia K. Lipke, mother of the Lipke siblings, and certain trusts for the benefit of each of them. As a result, the Lipke family will continue to have significant influence over all actions requiring stockholder approval, including the election of our board of directors. Through their concentration of voting power, the Lipke family could delay, deter or prevent a change in control of our company or other business combinations that might otherwise be beneficial to our other stockholders. In deciding how to vote on such matters, the Lipke family may be influenced by interests that conflict with yours.

Certain provisions of our charter documents and Delaware law could discourage potential acquisition proposals and could deter, delay or prevent a change in control of our company that our stockholders consider favorable and could depress the market value of our common stock.

   Certain provisions of our certificate of incorporation and by-laws, as well as provisions of the Delaware General Corporation Law, could have the effect of deterring takeovers or delaying or preventing changes in control or management of our company that our stockholders consider favorable and could depress the market value of our common stock.

   Our certificate of incorporation provides that certain mergers, sales of assets, issuances of securities, liquidations or dissolutions, reclassifications or recapitalizations involving interested stockholders must be approved by holders of at least 80% of the outstanding voting stock, unless such transactions are approved by a majority of the disinterested directors or certain minimum price, form of consideration and procedural requirements are satisfied. An interested stockholder is defined as a holder of stock representing 20% or more of the shares of voting stock then outstanding. Our certificate of incorporation further provides that the affirmative vote of the holders of 80% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal such provisions. The requirement of such a super-majority vote could enable a minority of our stockholders to exercise veto powers over such amendments, alterations, changes or repeals.

   We are a Delaware corporation subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which such person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. We anticipate that the provisions of Section 203 may encourage parties interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

We depend on our senior management team and the loss of any member could adversely affect our operations.

   Our success is dependent on the management and leadership skills of our senior management team. The loss of any of these individuals or an inability to attract, retain and maintain additional personnel could prevent us from implementing our business strategy. We cannot assure you that we will be able to retain our existing senior management personnel or to attract additional qualified personnel when needed. We have not entered into employment agreements with any of our senior management personnel other than Brian J. Lipke, our Chairman of the Board and Chief Executive Officer.

We are a holding company and rely on distributions from our subsidiaries to meet our financial obligations.

   We have no direct business operations other than our ownership of the capital stock of our subsidiaries. As a holding company, we are dependent on dividends or other intercompany transfers of funds from our subsidiaries to enable us to pay dividends and to meet our direct obligations.

Future sales of our common stock could depress our market price and diminish the value of your investment.

   Future sales of shares of our common stock could adversely affect the prevailing market price of our common stock. If our existing stockholders sell a large number of shares, or if we issue a large number of shares, the market price of our common stock could significantly decline. Moreover, the perception in the public market that these stockholders might sell shares of common stock could depress the market for our common stock.

   Although, we, our directors, our executive officers and the selling stockholders have entered into lock-up agreements with Salomon Smith Barney, as representative of the underwriters, whereby we and they will not offer, sell, contract to sell, pledge, grant or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, except for the shares of common stock to be sold in this offering and certain other exceptions, for a period of 90 days from the date of this prospectus, without the prior written consent of Salomon Smith Barney, we and/or any of these persons may be released from this obligation, in whole or in part, by Salomon Smith Barney in its sole discretion at any time with or without notice.

We are subject to various environmental laws which may require us to incur substantial costs thereby reducing our profits.

   Our facilities are subject to many federal, state, local and foreign laws and regulations relating to the protection of the environment. Failure to comply with environmental laws, regulations and permits, or changes in such laws, including the imposition of more stringent standards for discharges into the environment, could result in substantial operating costs and capital expenditures in order to maintain compliance and could also include fines and civil or criminal sanctions, third party claims for property damage or personal injury, cleanup costs or temporary or permanent discontinuance of operations. Certain of our facilities have been in operation for many years and, over time, we and other predecessor operators of these facilities have generated, used, handled and disposed of hazardous and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these or at other locations where materials from our operations were disposed of, which could result in future expenditures that cannot be currently quantified and which could reduce our profits.

A write-down of our goodwill may be required by recent accounting pronouncements which could materially impair our net worth.

   In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 Business Combinations and Statement of Financial Accounting Standards No. 142 Goodwill and Other Intangible Assets. FAS 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. FAS 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill's impairment and that intangible assets other than goodwill should be amortized over their useful lives. As a result of our acquisition strategy, we have a material amount of goodwill recorded on our financial statements. If, as a result of the implementation of FAS 141 and/or FAS 142, we are required to write-down any of our goodwill, our net worth will be reduced. Since our credit agreement contains a covenant requiring us to maintain a minimum net worth, this reduction in net worth, if substantial, may result in an event of default under the credit agreement which would prevent us from borrowing additional funds and limit our ability to pay dividends.

Our operations are subject to seasonal fluctuations which may impact our cash flow.

   Our revenues are generally lower in the first and fourth quarters primarily due to customer plant shutdowns in the automotive industry due to holidays and model changeovers, as well as reduced activity in the building and construction industry due to weather. In addition, quarterly results may be affected by the timing of large customer orders, by periods of high vacation concentration and by the timing and magnitude of acquisition costs. Therefore, our cash flow from operations may vary from quarter to quarter. If, as a result of any such fluctuation, our quarterly cash flow was significantly reduced, we may not be able to service the indebtedness under our credit agreement. A default in our credit agreement would prevent us from borrowing additional funds and limit our ability to pay dividends, and allow our lenders to enforce their liens against our personal property.

                          FORWARD LOOKING STATEMENTS

   This prospectus and the documents incorporated by reference contain forward looking statements, including, without limitation, statements concerning conditions in the markets we serve and our business, financial condition and operating results and including, in particular, statements relating to our growth strategies. We use words like "believe," "expect," "anticipate," "intend," "future" and other similar expressions to identify forward looking statements. Purchasers of our common stock should not place undue reliance on these forward looking statements, which speak only as of their respective dates. These forward looking statements are based on our current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified under "Risk Factors" and elsewhere in this prospectus. Our actual operating results could differ materially from those predicted in these forward looking statements and any other events anticipated in the forward looking statements may not actually occur.

                                USE OF PROCEEDS

   We expect to receive net proceeds of approximately $41.4 million from this offering ($48.9 million if the underwriters exercise their over-allotment in full), after deducting underwriting discounts, commissions and our estimated offering expenses, based on an assumed offering price to the public of $17.67 per share (the last reported sale price on February 13, 2002). We will not receive any proceeds from the sale of the shares of common stock being sold by the selling stockholders.

   We intend to use the net proceeds from this offering to repay a portion of the borrowings outstanding under our existing credit facility, which expires in April 2003. In 2001, borrowings under our credit facility were used primarily to fund the acquisition of Pennsylvania Industrial Heat Treaters and capital expenditures. Our credit facility provides for a revolving credit line of up to $310 million. The amounts outstanding under our credit facility bear interest at various rates above the London InterBank Offered Rate (LIBOR) or at the agent bank's prime rate, as selected by us. We have entered into interest rate swap agreements which convert certain of our borrowings under the credit facility from variable interest indebtedness to fixed interest indebtedness. At September 30, 2001, amounts outstanding under our credit facility were approximately $221.7 million, bearing interest at a weighted average interest rate of 5.66%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

   Our credit facility is secured by substantially all of our accounts receivable, inventory, equipment and fixtures and other personal property, now owned or hereafter acquired. Our credit facility contains covenants restricting our ability to make capital expenditures, incur additional indebtedness, sell a substantial portion of our assets, merge or make acquisitions or investments in an amount in excess of $20 million, and obligates us to meet certain financial requirements. In addition, our credit facility contains certain restrictions on our ability to pay dividends.

                                CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 2001
(i) on an actual basis and (ii) as adjusted to give effect to this offering and the application of the estimated net proceeds received by us to repay indebtedness under our credit facility. See "Use of Proceeds." You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

                                                                    As of September 30, 2001
                                                                    -----------------------
                                                                      Actual     As Adjusted
                                                                     --------    -----------
                                                                         (in thousands)
Total short-term debt.............................................. $    530      $    530
                                                                     ========     ========

Long-term debt, net of current portion............................. $226,496      $185,130
                                                                     --------     --------
Shareholders' equity:
   Common stock, $.01 par value, 50,000,000 shares authorized,
     12,598,499 shares issued and outstanding
     (15,098,499 shares issued and outstanding, as adjusted)/ (1)/.      126           151
   Additional paid-in capital......................................   69,032       110,373
   Retained earnings...............................................  149,484       149,484
   Accumulated comprehensive loss..................................   (1,986)       (1,986)
                                                                     --------     --------
       Total shareholders' equity..................................  216,656       258,022
                                                                     --------     --------
Total capitalization............................................... $443,152      $443,152
                                                                     ========     ========

--------
/(1)/Excludes (i) an aggregate of 400,000 shares of common stock reserved for issuance under our Non-Qualified Stock Option Plan, of which 247,500 shares were subject to outstanding options as of September 30, 2001 at a weighted average exercise price of $13.34 per share, (ii) an aggregate of 1,475,000 shares of common stock reserved for issuance under our Incentive Stock Option Plan of which 841,242 shares were subject to outstanding options as of September 30, 2001 at a weighted average exercise price of $16.56 per share and (iii) an aggregate of 41,000 shares of common stock reserved for issuance under our Restricted Stock Plan.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is traded on the Nasdaq National Market under the symbol "ROCK." The following table sets forth, for the calendar periods indicated, the high and low sale prices per share for our common stock as reported on the Nasdaq National Market.

                                                              Common Stock Price
                                                              ------------------
                                                                High      Low
                                                               -------  -------
Year Ended December 31, 1999
   First Quarter............................................. $23.500   $17.000
   Second Quarter............................................  25.250    19.750
   Third Quarter.............................................  25.750    20.125
   Fourth Quarter............................................  26.000    21.750
Year Ended December 31, 2000
   First Quarter.............................................  24.000    14.750
   Second Quarter............................................  18.813    12.813
   Third Quarter.............................................  19.375    14.000
   Fourth Quarter............................................  18.000    11.500
Year Ended December 31, 2001
   First Quarter.............................................  18.125    14.250
   Second Quarter............................................  22.000    15.688
   Third Quarter.............................................  20.220    13.430
   Fourth Quarter............................................  20.960    15.150
Year Ended December 31, 2002
   First Quarter.............................................  18.330    17.130

  On February 13, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $17.67 per share. As of September 30, 2001, there were 137 holders of record of our common stock.

                                DIVIDEND POLICY

   Since March 1999, we have declared quarterly cash dividends on our common stock as set forth in the table below. We may reconsider or revise this policy from time to time based upon conditions then existing, including, without limitation, our earnings, financial condition, capital requirements or other conditions our board of directors may deem relevant. In addition, our credit facility contains covenants that may restrict our ability to pay dividends. Such covenants include, among others, a requirement that we maintain a minimum net worth equal to $120 million plus 50% of our cumulative net income from June 30, 1997 ($163.7 million as of September 30, 2001) and comply with other financial ratios relating to our ability to pay our current obligations. Although we expect to continue to declare and pay cash dividends on our common stock in the future if earnings are available, we cannot assure you that either cash or stock dividends will be paid in the future on our common stock or that, if paid, the dividends will be in the same amount or at the same frequency as paid in the past.

                                                                 Dividend per
                                                                    Share
                                                                 ------------
Year Ended December 31, 1999
   First Quarter................................................    $0.075 /(1)/
   Second Quarter...............................................     0.025
   Third Quarter................................................     0.025
   Fourth Quarter...............................................     0.025
                                                                    ------
       Total....................................................    $0.150
                                                                    ======
Year Ended December 31, 2000
   First Quarter................................................    $0.025
   Second Quarter...............................................     0.030
   Third Quarter................................................     0.030
   Fourth Quarter...............................................     0.030
                                                                    ------
       Total....................................................    $0.115
                                                                    ======
Year Ended December 31, 2001
   First Quarter................................................    $0.035
   Second Quarter...............................................    $0.035
   Third Quarter................................................    $0.035

--------
/(1)/Includes a special dividend of $0.05 per share.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data presented below have been derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, except that the data for the nine-month periods ended September 30, 2000 and 2001 are derived from unaudited consolidated financial statements which, in our opinion, reflect all adjustments necessary for a fair presentation. The consolidated balance sheets as of December 31, 1999 and 2000 and September 30, 2000 and 2001 and the related statements of income, cash flow and shareholders' equity for the three years ended December 31, 2000 and the nine-month periods ended September 30, 2000 and 2001 and notes thereto appear elsewhere in this prospectus. Results for the nine-month periods are not necessarily indicative of results for the full year. The selected consolidated financial data presented below should be read in conjunction with, and are qualified in their entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the notes thereto and other financial information included elsewhere in this prospectus.

                                                                                                     Nine Months
                                                              Year Ended December 31,            Ended September 30,
                                                    -------------------------------------------- -------------------
                                                      1996     1997     1998     1999     2000     2000      2001
                                                    -------- -------- -------- -------- -------- --------  --------
                                                                                                     (unaudited)
                                                                 (in thousands, except per share data)
Income Statement Data:
  Net sales........................................ $342,974 $449,700 $557,944 $621,918 $677,540 $527,483  $475,584
  Gross profit.....................................   61,257   74,163  101,495  127,973  135,797  107,027    90,896
  Income from operations before amortization/ (1)/.   31,282   33,606   46,567   58,308   63,868   51,950    34,997
  Amortization.....................................      665    1,003    2,112    2,839    3,976    2,948     3,350
  Income from operations...........................   30,617   32,603   44,455   55,469   59,892   49,002    31,647
  Interest expense.................................    3,827    5,115   11,389   13,439   18,942   13,511    13,163
  Income before income taxes.......................   26,790   27,488   33,066   42,030   40,950   35,491    18,484
  Net income.......................................   15,975   16,416   19,840   25,008   24,365   21,117    10,998
Earnings per Share Data:
  Diluted..........................................    $1.39    $1.30    $1.57    $1.95    $1.92    $1.66     $0.86
  Basic............................................    $1.42    $1.33    $1.59    $1.99    $1.94    $1.68     $0.87
  Weighted average shares outstanding--Diluted.....   11,464   12,591   12,651   12,806   12,685   12,700    12,768
  Weighted average shares outstanding--Basic.......   11,261   12,357   12,456   12,540   12,577   12,580    12,587
Other Data:
  EBITDA /(2)/..................................... $ 36,863 $ 41,081 $ 57,788 $ 72,921 $ 81,080 $ 64,765  $ 49,186
  Capital expenditures.............................   15,477   21,784   22,062   21,999   19,619   13,849    11,831
  Cash dividends per share.........................       --       --       -- $  0.150 $  0.115 $  0.080  $  0.100
Balance Sheet Data (end of period): /(3)/
  Working capital.................................. $ 68,673 $ 87,645 $124,236 $112,923 $132,407 $137,928  $113,640
  Goodwill.........................................   20,199   30,275   79,971  115,350  130,368  131,290   133,766
  Total assets.....................................  222,507  281,336  438,435  522,080  556,046  578,939   564,928
  Total debt.......................................   49,841   83,024  200,746  236,621  255,853  266,603   227,026
  Shareholders' equity.............................  121,744  140,044  160,308  185,459  208,348  205,629   216,656

--------
/(1)/Amortization expense is comprised of amortization of goodwill and other intangible assets. Amortization of goodwill was $557,000, $880,000, $1,949,000, $2,647,000 and $3,710,000 in 1996, 1997, 1998, 1999 and 2000,
   respectively, and $2,707,000 and $3,118,000 for the nine-month periods ended September 30, 2000 and 2001, respectively.
/(2)/EBITDA is defined as the sum of income before income taxes, interest expense, depreciation expense and amortization of intangible assets (including goodwill). EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States. The items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in our consolidated financial statements as an indicator of financial performance or liquidity. EBITDA as measured in this prospectus is not necessarily comparable with similarly titled measures for other companies.
/(3)/See "Capitalization" for the unaudited pro forma balance sheet data assuming that consummation of this offering and application of the estimated proceeds therefrom to reduce indebtedness had occurred on September 30, 2001.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Introduction

   Since our initial public offering in 1993, our operations have been characterized by the four key elements of our business strategy: a focus on high value-added, high margin steel products and services; a commitment to internal growth and continuous cost reduction; a commitment to external expansion through the acquisition of related businesses with long-term growth potential; and a dedication to quality, service and customer satisfaction. Because of changes in our activities from year to year, the results of operations for prior periods may not necessarily be comparable to, or indicative of, results of operations for current or future periods. Implementation of our business strategy has resulted in a compound annual growth rate for net sales of approximately 22.1% for the years 1993 through 2000, and a compound annual growth rate for income from operations of approximately 24.5% during the same period.

Segments

   We are organized into three reportable segments on the basis of the production process, and products and services provided by each segment, identified as follows:

      (i) Processed Steel Products, which primarily includes the intermediate processing of wide, open tolerance flat-rolled sheet steel through the application of up to 12 different processes to produce high-quality, value-added coiled steel products to be further processed by customers.

      (ii) Building Products, which primarily includes the processing of sheet steel to produce a wide variety of building and construction products.

      (iii) Heat Treating, which includes a wide range of metallurgical heat treating processes in which customer-owned metal parts are exposed to precise temperatures, atmospheres and quenchants to improve their mechanical properties, durability and wear resistance.

Results of Operations

   The following tables set forth for each of the periods presented certain income statement data in dollars and as a percentage of net sales. With respect to the interim periods presented, see the discussion of "Seasonality" below.

                                                                              Nine Months
                                                Year Ended December 31,   Ended September 30,
                                               -------------------------- -------------------
                                                 1998     1999     2000     2000      2001
                                               -------- -------- -------- --------  --------
                                                                              (unaudited)
                                                               (in thousands)
Net sales..................................... $557,944 $621,918 $677,540 $527,483  $475,584
Cost of sales.................................  456,449  493,945  541,743  420,456   384,688
                                               -------- -------- -------- --------  --------
   Gross profit...............................  101,495  127,973  135,797  107,027    90,896
Selling, general and administrative,
   before amortization........................   54,928   69,665   71,929   55,077    55,899
                                               -------- -------- -------- --------  --------
   Income from operations before amortization.   46,567   58,308   63,868   51,950    34,997
Amortization..................................    2,112    2,839    3,976    2,948     3,350
                                               -------- -------- -------- --------  --------
   Income from operations.....................   44,455   55,469   59,892   49,002    31,647
Interest expense..............................   11,389   13,439   18,942   13,511    13,163
                                               -------- -------- -------- --------  --------
   Income before taxes........................   33,066   42,030   40,950   35,491    18,484
Income taxes..................................   13,226   17,022   16,585   14,374     7,486
                                               -------- -------- -------- --------  --------
   Net income................................. $ 19,840 $ 25,008 $ 24,365 $ 21,117  $ 10,998
                                               ======== ======== ======== ========  ========

                                                                           Nine Months
                                               Year Ended December 31, Ended September 30,
                                               ----------------------  ------------------
                                                1998     1999   2000     2000       2001
                                               -----    -----  -----   -----      -----
                                                                           (unaudited)
Net sales.....................................  100.0%  100.0%  100.0%  100.0%     100.0%
Cost of sales.................................   81.8    79.4    80.0    79.7       80.9
                                                -----   -----   -----     -----      -----
   Gross profit...............................   18.2    20.6    20.0    20.3       19.1
Selling, general and administrative,
   before amortization........................    9.8    11.2    10.6    10.4       11.7
                                                -----   -----   -----     -----      -----
   Income from operations before amortization.    8.4     9.4     9.4     9.9        7.4
Amortization..................................    0.4     0.5     0.6     0.6        0.7
                                                -----   -----   -----     -----      -----
   Income from operations.....................    8.0     8.9     8.8     9.3        6.7
Interest expense..............................    2.0     2.2     2.8     2.6        2.8
                                                -----   -----   -----     -----      -----
   Income before taxes........................    6.0     6.7     6.0     6.7        3.9
Income taxes..................................    2.4     2.7     2.4     2.7        1.6
                                                -----   -----   -----     -----      -----
   Net income.................................    3.6%    4.0%    3.6%    4.0%       2.3%
                                                =====   =====   =====     =====      =====

                                                              Quarter Ended
                     ----------------------------------------------------------------------------------------------
                        March 31,       June 30,      September 30,     March 31,       June 30,      September 30,
                          2000            2000            2000            2001            2001            2001
                     --------------  --------------  --------------  --------------  --------------  --------------
                                                               (unaudited)
                                                      (dollar amounts in thousands)
Net sales........... $167,634 100.0% $181,523 100.0% $178,326 100.0% $150,550 100.0% $163,550 100.0% $161,484 100.0%
Cost of sales.......  133,086  79.4   144,907  79.8   142,463  79.9   122,065  81.1   131,469  80.4   131,154  81.2
                     -------- -----  -------- -----  -------- -----  -------- -----  -------- -----  -------- -----
   Gross profit.....   34,548  20.6    36,616  20.2    35,863  20.1    28,485  18.9    32,081  19.6    30,330  18.8
Selling, general and
 administrative,
 before
 amortization.......   19,271  11.5    18,239  10.1    17,567   9.8    17,661  11.7    18,892  11.6    19,346  12.0
                     -------- -----  -------- -----  -------- -----  -------- -----  -------- -----  -------- -----
   Income from
    operations
    before
    amortization....   15,277   9.1    18,377  10.1    18,296  10.3    10,824   7.2    13,189   8.0    10,984   6.8
Amortization........      959   0.6       961   0.5     1,028   0.6     1,082   0.7     1,135   0.7     1,133   0.7
                     -------- -----  -------- -----  -------- -----  -------- -----  -------- -----  -------- -----
   Income from
    operations......   14,318   8.5    17,416   9.6    17,268   9.7     9,742   6.5    12,054   7.3     9,851   6.1
Interest expense....    4,208   2.5     4,217   2.3     5,086   2.9     4,892   3.3     4,460   2.7     3,811   2.4
                     -------- -----  -------- -----  -------- -----  -------- -----  -------- -----  -------- -----
   Income before
    taxes...........   10,110   6.0    13,199   7.3    12,182   6.8     4,850   3.2     7,594   4.6     6,040   3.7
Income taxes........    4,095   2.4     5,345   3.0     4,934   2.7     1,964   1.3     3,076   1.8     2,446   1.5
                     -------- -----  -------- -----  -------- -----  -------- -----  -------- -----  -------- -----
   Net income....... $  6,015   3.6% $  7,854   4.3% $  7,248   4.1% $  2,886   1.9% $  4,518   2.8% $  3,594   2.2%
                     ======== =====  ======== =====  ======== =====  ======== =====  ======== =====  ======== =====

  Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000

  Consolidated

   Net sales of $161.5 million for the third quarter ended September 30, 2001 decreased 9.4% from net sales of $178.3 million for the prior year's third quarter. Net sales of $475.6 million for the nine months ended September 30, 2001, which included net sales of Milcor (acquired July 17, 2000) and Pennsylvania Industrial Heat Treaters (acquired February 13, 2001), decreased 9.8% from sales of $527.5 million for the nine months ended September 30, 2000. These decreases resulted primarily from changes in the general economy, particularly reduced production levels in the automotive industry.

   Gross profit decreased to 18.8% of net sales for the third quarter ended September 30, 2001 from 20.1% for the prior year's third quarter. Gross profit decreased to 19.1% of net sales for the first nine months of 2001 from 20.3% for the nine months ended September 30, 2000. These decreases were due primarily to higher transportation, health insurance, utility, labor costs and fixed costs as a percentage of net sales due to lower sales volume in 2001 compared to the same periods for 2000, partially offset by lower raw material costs in 2001.

   Selling, general and administrative expenses increased to 12.7% and 12.5% of net sales for the third quarter and nine months ended September 30, 2001, in comparison to 10.4% and 11.0% of net sales for the same periods of 2000. These increases were primarily due to the non-cash charge of $1.0 million relating to the Company's E-Commerce investment and costs from the acquisitions of Milcor and Pennsylvania Industrial Heat Treaters, which have higher selling, general and administrative costs as a percentage of net sales than our existing operations, partially offset by decreases in incentive based compensation.

   As a result of the above, income from operations as a percentage of net sales for the third quarter ended September 30, 2001 decreased to 6.1% from 9.7% for the prior year's third quarter and to 6.7% for the nine months ended September 30, 2001 from 9.3% for the same period in the prior year.

   Interest expense decreased by approximately $1.3 million and $0.3 million for the third quarter and nine months ended September 30, 2001 over the prior year's comparable periods, primarily due to decreases in interest rates offset by interest costs related to higher average borrowings during 2001 to finance acquisitions and capital expenditures.

   As a result of the above, income before taxes decreased by $6.1 million and $17.0 million for the third quarter and nine months ended September 30, 2001 from the same periods in 2000.

   Income taxes for the third quarter and nine months ended September 30, 2001 approximated $2.4 million and $7.5 million and were based on a 40.5% effective tax rate in both periods.

  Segment Information

   Processed Steel Products. Net sales of $66.3 million for the third quarter ended September 30, 2001 decreased 16.9% from net sales of $79.8 million for the prior year's third quarter. Net sales of $192.7 million for the nine months ended September 30, 2001 decreased 23.9% from sales of $253.2 for the nine months ended September 30, 2000. These decreases were primarily due to changes in the general economy, particularly reduced production levels in the automotive industry.

   Income from operations decreased to 11.1% of net sales for the third quarter ended September 30, 2001 from 12.5% for the prior year's third quarter. Income from operations decreased to 11.5% of net sales for the nine months ended September 30, 2001 from 12.4% for the same period in 2000. These decreases were primarily due to higher health insurance and utility costs as a percentage of net sales, partially offset by lower raw material costs.

   Building Products. Net sales of $78.3 million for the third quarter ended September 30, 2001 decreased 2.0% from net sales of $79.8 million for the prior year's third quarter. Net sales of $228.3 million for the nine months ended September 30, 2001 increased 6.6% from sales of $214.2 million for the nine months ended September 30, 2000. The sales decrease in the third quarter of 2001 was primarily due to changes in the general economy. The sales increase for the nine months ended September 30, 2001 was primarily due to including the sales of Milcor (acquired July 17, 2000) partially offset by sales decreases at existing operations due to changes in the general economy.

   Income from operations decreased to 6.7% of net sales for the third quarter ended September 30, 2001 from 9.3% for the prior year's third quarter. Income from operations for the nine months ended September 30, 2001 decreased to 7.1% of net sales from 8.8% for the same period in 2000. These decreases were primarily due to higher costs as a percentage of net sales from the Milcor acquisition, higher freight, transportation and utility costs at existing operations, and during the third quarter higher material costs. These cost increases were partially offset by decreases as a percentage of net sales in incentive based compensation and other employee costs at existing operations.

   Heat Treating. Net sales of $16.9 million for the third quarter ended September 30, 2001 decreased 9.8% from net sales of $18.7 million for the prior year's third quarter. Net sales of $54.6 million for the nine months ended September 30, 2001 decreased 9.1% from sales of $60.1 for the nine months ended September 30, 2000. These decreases were primarily due to changes in the general economy, particularly reduced production levels in the automotive industry, partially offset by including the net sales of Pennsylvania Industrial Heat Treaters (acquired February 13, 2001).

   Income from operations decreased to 9.7% of net sales for the third quarter ended September 30, 2001 from 13.0% for the prior year's third quarter. Income from operations decreased to 12.8% of net sales for the nine months ended September 30, 2001 from 17.2% for the same period in 2000. These decreases were primarily due to higher health insurance and utility costs as a percentage of net sales at existing operations, partially offset by decreases in incentive based compensation and by lower costs as a percentage of net sales resulting from the acquisition of Pennsylvania Industrial Heat Treaters.

  Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

  Consolidated

   Net sales increased $55.6 million, or 8.9%, to $677.5 million in 2000 from $621.9 million in 1999, despite the elimination of $19.4 million in sales from disposed of operations that were included in 1999 sales and a slowdown in the automotive and building and construction products markets in the fourth quarter of 2000. This increase primarily resulted from including the net sales of Milcor (acquired July 17, 2000) from its acquisition date, and a full year of net sales of Southeastern Heat Treating (acquired April 1, 1999), Weather Guard (acquired July 1, 1999), Hi-Temp (acquired August 1, 1999), Brazing Concepts (acquired November 1, 1999) and Hughes (acquired December 1, 1999), together with sales growth at existing operations.

   Cost of sales increased $47.8 million, or 9.7%, to $541.7 million in 2000 from $493.9 million in 1999. Cost of sales as a percentage of net sales increased to 80.0% in 2000 from 79.4% in 1999 primarily due to the impact of the slowdown in the automotive and construction products markets in the fourth quarter of 2000.

   Selling, general and administrative expenses increased $3.4 million, or 4.7%, to $75.9 million in 2000 from $72.5 million in 1999. Selling, general and administrative expenses as a percentage of net sales decreased to 11.2% in 2000 from 11.7% in 1999 primarily due to the elimination of expenses from disposed of operations and decreases in performance based compensation, partially offset by higher costs attributable to the 1999 and 2000 acquisitions.

   Interest expense increased $5.5 million from 1999 to 2000 due to higher borrowings as a result of the acquisitions and current year capital expenditures and due to a higher effective interest rate in 2000 than in 1999.

   As a result of the above, income before taxes decreased $1.1 million, or 2.6%, to $40.9 million in 2000 from $42.0 million in 1999.

   Income taxes approximated $16.6 million in 2000, resulting in a 40.5% effective tax rate.

  Segment Information

   Processed Steel Products. Net sales for 2000 remained at approximately the same level as the prior year at $321.3 million compared to $322.2 million in 1999. Sales growth from continuing operations offset approximately $19.4 million in sales from disposed of operations in 1999.

   Income from operations decreased 0.3% to $39.1 million in 2000 from $39.2 million in 1999. Operating margin for 2000 remained consistent with the prior year at 12.2%, primarily as a result of the favorable effect of the elimination of higher costs related to the disposed of operations offset by reduced higher margin sales due to the slowdown in the automotive industry in the fourth quarter of 2000, higher raw material costs related to the automotive industry and an increase in performance-based compensation.

   Building Products. Sales increased $28.4 million, or 11.4%, to $277.7 million in 2000 from $249.3 million in 1999. This increase was primarily due to including the net sales of Milcor (acquired July 17, 2000), Weather Guard (acquired July 1, 1999) and Hughes (acquired December 1, 1999), partially offset by a decrease in net sales of existing operations due to changes in the general economy.

   Income from operations decreased by 11.8% to $22.5 million in 2000 from $25.5 million in 1999. Operating margin decreased to 8.1% in 2000 from 10.2% in 1999. This decrease was due to reduced sales volume from existing operations, increased transportation costs, fixed employee costs and higher direct labor costs related to the acquisition of Milcor, partially offset by a decrease in performance-based compensation.

   Heat Treating. Net sales increased $28.1 million, or 55.8%, to $78.5 million in 2000 from $50.4 million in 1999. This increase was primarily due to including the net sales of Southeastern Heat Treating (acquired April 1, 1999), Hi-Temp (acquired August 1, 1999) and Brazing Concepts (acquired November 1,
1999).

   Income from operations increased 55.3% to $13.1 million in 2000 from $8.4 million in 1999 primarily due to higher sales volumes from the acquisitions of Southeastern Heat Treating, Hi-Temp and Brazing Concepts. Operating margin for 2000 decreased slightly to 16.6% from 16.7% in 1999 due to increases in utility and direct labor costs offset by decreased costs related to performance-based compensation and higher margins resulting from the acquisitions of Southeastern Heat Treating, Hi-Temp and Brazing Concepts.

  Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

  Consolidated

   Net sales increased $64.0 million, or 11.5%, to $621.9 million in 1999 from $557.9 million in 1998. This increase primarily resulted from including the net sales of Southeastern Heat Treating (acquired April 1, 1999), Weather Guard (acquired July 1, 1999), Hi-Temp (acquired August 1, 1999), Brazing Concepts (acquired November 1, 1999) and Hughes (acquired December 1, 1999) from their respective acquisition dates, and a full year of net sales of Solar (acquired March 1, 1998), Appleton (acquired April 1, 1998), USP (acquired June 1, 1998) and Harbor (acquired October 1, 1998), together with sales growth at existing operations.

   Cost of sales increased $37.5 million, or 8.2%, to $493.9 million in 1999 from $456.4 million in 1998. Cost of sales as a percentage of net sales decreased to 79.4% in 1999 from 81.8% in 1998. This improvement was due to the 1999 and 1998 acquisitions, which have historically generated higher margins than our existing operations, and lower raw material costs at existing operations.

   Selling, general and administrative expenses increased $15.5 million, or 27.1%, to $72.5 million in 1999 from $57.0 million in 1998. Selling, general and administrative expenses as a percentage of net sales increased to 11.7% in 1999 from 10.2% in 1998. This increase was due to higher costs as a percentage of net sales attributable to the 1999 and 1998 acquisitions, and performance-based compensation linked to our sales and profitability.

   Interest expense increased by $2.0 million from 1998 to 1999 primarily due to higher borrowings in 1999 as a result of our current year acquisitions and capital expenditures and due to a higher effective interest rate in 1999 than in 1998.

   As a result of the above, income before taxes increased $9.0 million, or 27.1%, to $42.0 million in 1999 from $33.1 million in 1998.

   Income taxes approximated $17.0 million in 1999, resulting in a 40.5% effective tax rate compared with a 40.0% effective tax rate in 1998.

  Segment Information

   Processed Steel Products. Net sales decreased $5.8 million, or 1.8%, to $322.2 million in 1999 from $328.0 million in 1998. This decrease primarily resulted from a $3.9 million reduction in sales from a division that was sold in 1999 and from a concentration of efforts to eliminate lower margin sales.

   Income from operations increased 9.9% to $39.2 million in 1999 from $35.7 million in 1998. Operating margin for 1999 increased to 12.2% from 10.9% in 1998. These improvements were primarily due to lower raw material costs partially offset by higher employee costs.

   Building Products. Net sales increased $47.5 million, or 23.5%, to $249.3 million in 1999 from $201.8 million in 1998. This increase primarily resulted from including the net sales of Weather Guard (acquired July 1, 1999) and Hughes (acquired December 1, 1999) and the net sales of Solar (acquired March 1, 1998), Appleton (acquired April 1, 1998) and USP (acquired October 1, 1998), together with sales growth at existing operations.

   Income from operations increased 37.2% to $25.5 million in 1999 from $18.6 million in 1998, primarily due to higher sales volumes from the acquisitions of Weather Guard, Hughes, Solar, Appleton and USP. Operating margin for 1999 increased to 10.2% from 9.2% in 1998, primarily due to the 1999 and 1998 acquisitions and lower raw material costs at existing operations.

   Heat Treating. Net sales increased $22.3 million, or 79.3%, to $50.4 million in 1999 from $28.1 million in 1998. This increase primarily resulted from including the net sales of Hi-Temp (acquired August 1, 1999) and Brazing Concepts (acquired November 1, 1999) and the net sales of Harbor (acquired October 1, 1998), together with sales growth at existing operations.

   Income from operations increased 75.6% to $8.4 million in 1999 from $4.8 million in 1998 primarily due to higher sales volumes from the acquisitions of Hi-Temp, Brazing Concepts and Harbor. The operating margin of 16.7% in 1999 decreased only slightly from 17.0% in 1998 since the Brazing Concepts and Harbor acquisitions generated margins similar to those of existing operations.

Liquidity and Capital Resources

   Our principal capital requirements are to fund our operations, including working capital requirements, the purchase and funding of improvements to our property and equipment and to fund acquisitions.

   Our working capital increased approximately 17.3% to $132.4 million at December 31, 2000 from $112.9 million at December 31, 1999. This increase resulted primarily from the inclusion of inventories from the Milcor acquisition in July 2000 and a decrease in accounts payable and accrued expenses resulting from decreased purchases during the fourth quarter of 2000 in response to the slowdown in the automotive and construction products markets. Working capital decreased $18.8 million to $113.6 million at September 30, 2001 from December 31, 2000, primarily due to the use of working capital to pay down long-term debt related to our revolving credit facility. Long-term debt decreased to 55.1% of total capitalization at December 31, 2000, despite increasing by $20.2 million to $255.5 million. Long-term debt decreased $29.0 million to $226.5 million, or 51.1% of total capitalization, at September 30, 2001. Additionally, shareholders' equity increased 12.3% to $208.3 million at December 31, 2000 and increased 4.0% to $216.7 million at September 30, 2001.

   Our primary sources of liquidity are cash provided by operating activities and our revolving credit facility. Net cash provided by operating activities primarily represents net income plus non-cash charges for depreciation and amortization and changes in working capital positions. Net cash provided by operating activities for 1998, 1999, 2000 and the nine months ended September 30, 2001 was $13.3 million, $60.7 million, $34.1 million and $55.7 million, respectively.

   Net cash used for investing activities for 1998, 1999, 2000 and the nine months ended September 30, 2001 was $121.3 million, $84.5 million, $54.7 million and $22.3 million, respectively. A significant portion of the net cash used for investment activities represents capital expenditures and our acquisitions of Solar, USP, Appleton and Harbor Metal in 1998; Southeastern Heat Treating, Weather Guard, Hi-Temp, Brazing Concepts and Hughes in 1999; Milcor in 2000 and Pennsylvania Industrial Heat Treaters in February 2001.

   Our credit facility, which expires in April 2003, was amended in 2000 to increase the capacity of our revolving credit line to $310 million. Borrowings thereunder are secured with our accounts receivable, inventories and personal property and equipment. At September 30, 2001, $221.7 million was outstanding under our credit facility. At September 30, 2001, we had interest rate swap agreements outstanding which effectively converted $50 million of borrowings under our revolving credit agreement to fixed rates ranging from 7.47% to 8.18%. We account for interest rate swap agreements on an accrual basis. Additional borrowings under the revolving credit facility carry interest at LIBOR plus a fixed rate. The weighted average interest rate of these borrowings was 5.66% at September 30, 2001.

   We intend to use the net proceeds of this offering to repay a portion of outstanding borrowings under our credit facility. See "Use of Proceeds." Upon consummation of this offering and application of the net proceeds therefrom, aggregate borrowings outstanding under the credit facility will be approximately $172.8 million. We anticipate that we will be able to satisfy such obligations out of funds generated from operations.

   The availability under our credit facility after application of the net proceeds of this offering will be approximately $137.2 million. We believe that this availability, together with funds generated from operations, will be sufficient to provide us with the liquidity and capital resources necessary to fund our anticipated working capital requirements for at least the next twelve months. In addition, we believe that we will have the financial capability to incur additional long-term indebtedness if that becomes appropriate in connection with our internal and external expansion strategies.

Effects of Inflation

   We do not believe that inflation has had a material effect on our results of operations over the periods presented.

Seasonality

   Our revenues are generally lower in the first and fourth quarters primarily due to customer plant shutdowns in the automotive industry due to holidays, as well as model changeovers and reduced activity in the building and construction industry due to weather. In addition, quarterly results may be affected by the timing of large customer orders, by periods of high vacation concentration and by the timing and magnitude of acquisition costs. Therefore, our operating results for any particular quarter are not necessarily indicative of results for any subsequent quarter or for the full year.

Quantitative and Qualitative Disclosures about Market Risk

   In the ordinary course of business, we are exposed to various market risk factors, including changes in general economic conditions, competition and raw materials pricing and availability. In addition, we are exposed to market risk, primarily related to our long-term debt. To manage interest rate risk, we use fixed and variable rate debt. We also enter into interest rate swap agreements that convert our variable rate debt to fixed rate debt. At September 30, 2001, we had $50 million of revolving credit borrowings that was fixed rate debt pursuant to these agreements.

   The following table summarizes the principal cash flows and related interest rates of our long-term debt at December 31, 2000 by expected maturity dates. The weighted average interest rates are based on the actual rates that existed at December 31, 2000. The variable rate debt consists primarily of the credit facility, of which $250,251,000 is outstanding at December 31, 2000. The credit facility matures during 2003 and we anticipate extending this facility. A 1% increase or decrease in interest rates would change the 2001 interest expense by approximately $2.0 million.

                                                                             2006 and
                                2001     2002      2003     2004     2005     After    Total
                               -------  -------  --------  -------  -------  -------- --------
                                                (dollar amounts in thousands)
Long-term debt (fixed)         $   127  $   413  $    124  $   129  $    80   $1,229  $  2,102
Weighted average interest rate    6.95%    6.99%     6.86%    6.93%    7.00%    7.00%
Long-term debt (variable)      $   200  $   400  $250,751  $   500  $   400   $1,500  $253,751
Weighted average interest rate    8.66%    8.66%     8.66%    5.58%    5.58%    5.58%
Interest rate swaps
  (notional amount)            $50,000  $50,000  $ 50,000  $50,000  $10,000       --
Interest pay rate                 7.99%    7.99%     7.99%    7.99%    7.47%      --
Interest receive rate             8.70%    8.70%     8.70%    8.70%    8.70%      --

   The fair value of the long-term debt is $253,751,000 at December 31, 2000.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities. FAS No. 133 requires recognition of the fair value of derivatives in the statement of financial position, with changes in the fair value recognized either in earnings or as a component of other comprehensive income dependent upon the hedging nature of the derivative. This Statement was implemented in 2001 and did not have a material impact on our earnings.

   In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 Business Combinations and Statement of Financial Accounting Standards No. 142 Goodwill and Other Intangible Assets. FAS No. 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. FAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill's impairment and that intangible assets other than goodwill should be amortized over their useful lives. Implementation of FAS No. 141 and FAS No. 142 is required for fiscal 2002. The Financial Accounting Standards Board published FAS No. 141 and FAS No. 142 in late July 2001. Management is currently assessing the impact FAS No. 141 and FAS No. 142 will have on our results of operations.

                                   BUSINESS

General

   We are a leading processor, manufacturer and provider of high value-added, high margin steel products and services. We utilize any one or a combination of several different processes at each of our operating facilities to add substantial value to raw materials acquired from primary steel and other metal producers. Underlying each of these processes and services is a common set of core competencies in steel and metal processing. These core competencies are the foundation upon which all of our operations and products and services are based.

   We classify our operations into three segments--Processed Steel Products, Building Products and Heat Treating. Our Processed Steel Products segment produces a wide variety of cold-rolled strip steel products, coated sheet steel products and strapping products in 15 facilities in 6 states and Mexico. Our processed cold-rolled strip steel products comprise a part of the cold-rolled sheet steel market that is defined by more precise widths, improved surface conditions, more diverse chemistry and tighter gauge tolerances than are supplied by primary manufacturers of flat-rolled steel products. Our cold-rolled strip steel products are sold to manufacturers in the automotive, automotive supply, power and hand tool and hardware industries, as well as to other customers who demand critical specifications in their raw material needs. Our coated sheet steel products, which include galvanized, galvalume and pre-painted sheet products, are sold primarily to the commercial and residential metal building industry for roofing and siding applications. Our heavy duty steel strapping products are used to close and reinforce packages such as cartons and crates for shipping.

   Our Building Products segment primarily includes the processing of sheet steel to produce a wide variety of building and construction products. Many of our building and construction products meet and exceed increasingly stringent building codes and insurance company requirements governing both residential and commercial construction. This segment's products are sold to major home center stores, lumber and building material wholesalers, buying groups, discount stores, distributors and general contractors engaged in residential, industrial and commercial construction.

   Our Heat Treating segment operates 14 facilities in nine states. They provide a wide array of processes which refine the metallurgical properties of customer-owned metal products for a variety of consumer and industrial applications where critical performance characteristics are required.

   Note 16 to our consolidated financial statements included elsewhere in this prospectus provides information related to our business segments in accordance with generally accepted accounting principles. Summary information concerning our business segments for 1998, 1999 and 2000 is set forth below.

                                          1998      1999      2000
                                        --------  --------  --------
                                               (in thousands)
           NET SALES
              Processed Steel Products. $328,022  $322,216  $321,361
              Building Products........  201,821   249,320   277,706
              Heat Treating............   28,101    50,382    78,473
                                        --------  --------  --------
                   Total............... $557,944  $621,918  $677,540
                                        ========  ========  ========
           OPERATING INCOME
              Processed Steel Products. $ 35,673  $ 39,216  $ 39,111
              Building Products........   18,587    25,507    22,491
              Heat Treating............    4,787     8,408    13,059
              Corporate................  (14,592)  (17,662)  (14,769)
                                        --------  --------  --------
                   Total............... $ 44,455  $ 55,469  $ 59,892
                                        ========  ========  ========

   The following table sets forth the principal products and services we provide and our respective end-user markets:

Segment                  Product/Services                     End-User Markets
-------                  ----------------                     ----------------
Processed Steel Products Precision-rolled high and low        Automotive; power and hand
                         carbon and alloy steel from  3/8"    tool; chains and hardware; home
                         to 50" wide and .010" to .250"       and office furniture; steel;
                         thick, with special edges and        aluminum; lumber; office
                         finishes on ribbon wound and         equipment; power transmission;
                         oscillated coils; high-tensile steel stampers and electrical; HVAC
                         strapping and packaging              distributor; spiral pipe; insulated
                         supplies; tools and tool repairs     panels; walk-in coolers and
                         and hot-rolled, cold-rolled and      trailers
                         coated sheets and coils which are
                         slit, edged, cut-to-length and
                         oscillated; and galvanized,
                         galvalume and pre-painted sheet
                         steel in coils and cut lengths;
                         pickling and inbound inspection,
                         storage, just-in-time delivery,
                         electronic data interchange and
                         communication with supplier
                         and end-user.

Building Products        Metal trims, utility sheds, steel    Home centers; lumber/building
                         lumber connectors, builder's         material wholesalers; buying
                         hardware, metal framing, metal       groups; discount stores; HVAC
                         roofing, drywall products, gutters   distributors; general contractors
                         and down spouts, ventilation         in residential, industrial and
                         products, storm panel systems for    commercial construction;
                         residential and commercial           construction products and metal
                         properties, registers, vents, bath   building and roofing.
                         cabinets, access doors, roof
                         hatches and telescoping doors;
                         and mailboxes.

Heat Treating            Case-hardening, neutral-             Automotive; stampers; electrical;
                         hardening and through-               textile; fabricators; platers;
                         hardening processes using            foundries; hardware; machinery;
                         methods such as annealing,           aerospace; office equipment; tool
                         normalizing, vacuum hardening,       and die; medical equipment and
                         carburizing, nitriding and           construction and farm
                         brazing.                             equipment.

Our Position in the Industry

   The steel industry consists of primary steel producers, service centers, processors and end product manufacturers. Primary steel producers typically focus on the production and sale of standard size and tolerance steel to large volume purchasers, including steel processors. Service centers typically provide services such as storage and shipping, slitting and cutting to length. Steel processors, through the application of various higher value-added processes such as cold-rolling and specialized heat-treating methods, process steel of a precise grade, temper, tolerance and finish. End product manufacturers incorporate the processed steel into finished goods.

   We have developed a set of steel and metal processing core competencies operating as a processor between primary steel producers and end product manufacturers. Industry statistics indicate that although the number of service centers and processors has decreased from approximately 7,000 in 1980 to approximately 3,400 in 2000, annual sales by service centers and processors have increased from $30 billion in 1996 to $75 billion in 2000.

   Over the past five years, we have built upon our core competencies to increase our production of end products and have become the second largest domestic commercial heat-treater and a major supplier of metal building and construction products. Our successful expansion into end product manufacturing has given us access to new, attractive markets, including the home improvement industry with its $200 billion in annual sales, the metal roofing market with its $500 million in annual sales and the commercial heat-treating market with its $2 billion in annual sales. We are also the largest domestic manufacturer of mailboxes and the second largest domestic manufacturer of steel lumber connectors.

   Our industry has been impacted recently as manufacturers have increasingly outsourced non-core business functions and consolidated their suppliers to improve productivity and cost efficiency. These trends have created opportunities for our company to provide additional products and services to new customers and markets. We have been able to capitalize on these trends because of:

 . the breadth of our products and services;
 . our reputation for quality and customer service; and . our ability to meet our customers' requirements for critical specifications and demanding tolerances.

   As a result, the demand for our products and services has grown in recent years. We believe that manufacturer outsourcing and the consolidation of suppliers will continue to become more prevalent, resulting in increased demand for our products and services in the future.

Our Competitive Strengths

   We have established a reputation as an industry leader in quality, service and innovation and have achieved a strong competitive position in our markets. We attribute this primarily to the following competitive strengths:

   Ability to Provide High Value-Added Products and Services. Our sophisticated technology, state-of-the-art equipment and exacting quality control measures have allowed us to provide high value-added products and services utilizing the most complex and demanding processes in our industry. These capabilities have enabled us to focus on the manufacture of end products and to realize higher margins than many of our competitors who provide less complex processes and services.

   Identification and Integration of Accretive Acquisitions. Our growth has been driven largely by our ability to identify and integrate strategic acquisitions that are immediately accretive to our earnings per share, expand our customer base, provide access to new markets, product lines and services and promote long-term growth. As an active acquiror, we are continually presented with acquisition opportunities and are frequently considered the acquiror of choice. Our experience has enabled us to identify those acquisitions that provide us with the greatest likelihood of immediate profitability and growth potential. Generally, we retain the existing management and corporate identity of our acquired companies and preserve their customer and supplier relationships, facilitating a seamless transition. We provide our acquired businesses with access to our management, operating expertise, capital, infrastructure and other resources.

   Diversified Customers, Products and Services. As a result of our growth, we have diversified our customers, products and services. Currently we have more than 10,000 active customers across all 50 states, Canada and Mexico. No single customer accounted for more than 7% of our net sales in 2000. We offer a wide variety of processing, including heat-treating, to customers in the automotive, steel, machinery, power and hand tool, furniture and general manufacturing industries. We derive a greater percentage of our sales from high margin, end-user products than many publicly traded steel processors. In fiscal 2000, approximately one-half of our revenue came from the sale of our more than 5,000 manufactured end products to home centers, building material wholesalers, buying groups, discount stores, HVAC distributors and residential, industrial and commercial contractors. Our diversification reduces our dependence on any particular customer, product or service.

   Commitment to Quality. We place great importance on providing our customers with high-quality products for critical use applications. By carefully selecting our raw material vendors, primarily flat-rolled steel producers, and using computerized inspection and analysis, we ensure that the steel entering our production processes will meet the most critical specifications of our customers. To ensure that such specifications are met, we follow carefully documented procedures utilizing statistical process control systems linked directly to processing equipment in order to monitor all stages of production. Physical, chemical and metallurgical analyses are performed throughout the production process to verify that mechanical and dimensional properties, cleanliness, surface characteristics and chemical content are within specification. In addition, all of our facilities that provide services or products to the automotive industry, including 13 of our heat-treating facilities, are QS 9000 certified. QS 9000 is the quality designation that the automotive industry requires of its suppliers.

   Efficient Inventory Purchasing and Management. Our inventory consists primarily of flat-rolled steel. We purchase our inventory from numerous suppliers under short-term contracts of one year or less and, to a lesser extent, on the spot market on an as-needed basis. In 2000, we purchased $1 million or more of steel and other metals from 39 different suppliers. Through careful purchasing and close monitoring, our inventory turned an average of 5.3 times per year over our last five fiscal years, compared to an industry average for steel processors and service centers of approximately 4.5 times per year over the same period. Our inventory purchasing and management strategy allows us to react quickly to pricing and demand fluctuations in the metals markets, enabling us to manage our working capital more efficiently.

   Experienced Management Team. We have established and continue to maintain a strong management team. The seven most senior members of our management team have more than 200 years of combined service with our company. The management team has successfully guided us through various economic cycles and business environments and continues to provide us with a depth and continuity of experience. Under their leadership, we have been profitable every year since 1976.

Business Strategy

   Our strategic objective is to further enhance our position as a leading processor, manufacturer and provider of high value-added, high margin steel products and services. We plan to achieve this objective through the aggressive pursuit of our business strategy, which includes:

   Focus on High Value-Added, High Margin Products and Services. We concentrate on processing, manufacturing and providing high value-added steel products and services that typically generate high margins. This focus, together with our ability to deliver consistently reliable products and services, has significantly contributed to profitability. Unlike many of our competitors, approximately half of our revenue is derived from manufactured end products. Since our initial public offering, we have entered the high margin building and construction products and commercial heat-treating markets.

   Commitment to Internal Growth and Continuous Cost Reduction. We have an ongoing commitment to grow and improve the profitability of our existing operations. To achieve this goal, we seek to expand our existing product lines into new markets and related products and focus on rigorous cost containment. We have made ongoing investments in new and existing production equipment to improve yield, lower overall manufacturing costs and expand capacity. Since 1993, we have invested approximately $140 million in capital expenditures to improve our existing businesses. Additionally, we seek to reduce costs in the area of inventory management by using a proprietary inventory control system to purchase, monitor and allocate inventory throughout the entire production process.

   Commitment to External Expansion. We remain committed to expansion through the acquisition of businesses immediately accretive to our earnings per share with long-term growth potential that also complement our existing businesses, expand and enhance our products and services, broaden our markets and increase our customer base. Implementing our strategy of acquiring companies to increase our business, customer and geographic diversification, since our initial public offering we have made the following 15 acquisitions for an aggregate cash purchase price of approximately $296 million:

Date Acquired Company                    Business Description
------------- -------                    --------------------
February 2001 Pennsylvania Industrial    Provider of heat-treating to parts that have been
              Heat Treaters              manufactured using powdered metallurgy

July 2000     Milcor                     Manufacturer of metal building products, including
                                         registers, vents, bath cabinets, access doors, roof
                                         hatches and telescoping doors

December 1999 Hughes Manufacturing       Provider of steel lumber connectors and other
                                         building products

November 1999 Brazing Concepts           Provider of heat-treating processes

August 1999   Hi-Temp                    Provider of heat-treating processes

July 1999     Weather Guard              Manufacturer and distributor of metal building
                                         products, including rain-carrying systems (gutters
                                         and gutter accessories), metal roofing and roofing
                                         accessories and assorted other products such as
                                         soffit and fascia

April 1999    Southeastern Heat Treating Provider of heat-treating processes

October 1998  Harbor Metal Treating      Provider of heat-treating processes

June 1998     United Steel Products      Manufacturer of steel lumber connectors and other
                                         building products

April 1998    Appleton Supply            Manufacturer of metal building products, including
                                         roof edging and flashing

March 1998    The Solar Group            Manufacturer of metal building products, including
                                         ventilation products and accessories and a
                                         complete line of mailboxes

May 1997      Specialty Heat Treating    Provider of heat-treating processes

January 1997  Southeastern Metals        Manufacturer of galvanized steel, aluminum and
              Manufacturing              copper products, including metal roofing and
                                         storm panel systems

February 1996 Carolina Commercial        Provider of heat-treating processes
              Heat Treating

April 1995    Hubbell Steel              Processor and supplier of galvanized, galvalume
                                         and pre-painted steel products

   Dedication to Quality, Service and Customer Satisfaction. We are dedicated to providing our customers with high-quality products for just-in-time delivery, enabling us to establish strong relationships with existing customers as well as attract new customers. Accordingly, we have made significant investments in state-of-the-art equipment, technology and facilities. In addition, our experienced team of skilled computer technicians and managers provide solutions to our customers' inventory control problems. We have an inventory control system that allows customers to directly enter orders, monitor work in progress and receive invoices electronically. All of our facilities that provide services or products to the automotive industry, including 13 of our heat-treating facilities, are QS 9000 certified. As a result of our dedication to quality, service and customer satisfaction, we have received preferred supplier awards from many of our customers, including each of the major domestic automobile manufacturers.

Products and Services

  Processed Steel Products Segment

   Cold-rolled Strip Steel. Our cold-rolled strip steel is used in applications which demand more precise widths, improved surface conditions and tighter gauge tolerances than are supplied by primary producers of flat-rolled steel products. Consistent with our strategy of focusing on high value-added products and services, we produce a broad range of fully processed cold-rolled strip steel products. We buy wide, open tolerance sheet steel in coils from primary steel producers and process it to specific customer orders by performing such computer-aided processes as cold reduction, annealing, edge rolling, slitting and cutting to length. Cold reduction is the rolling of steel to a specified thickness, temper and finish. Annealing is a thermal process which changes hardness and certain metallurgical characteristics of steel. Edge rolling involves conditioning edges of processed steel into square, full round or partially round shapes. Slitting is the cutting of steel to specified widths. Depending on customer specifications, one or more of these processes are utilized to produce strip steel of a precise grade, temper, tolerance and finish. Customers for our strip steel products include manufacturers in the automotive, automotive supply, power and hand tool, hardware and other industries.

   We operate nine rolling mills at our facilities in Cleveland, Ohio and Buffalo, New York, all of which are QS 9000 certified. Equipment at these facilities includes a computerized, three-stand, four-high tandem mill and eight single-stand, two- and four-high mills. We have the capability to process coils up to a maximum of 72 inch outside diameter and roll widths of up to 50 inches. Our rolling mills include automatic gauge control systems with hydraulic screwdowns allowing for microsecond adjustments during processing. Our computerized mills enable us to satisfy industry demand for a wide range of steel from heavier gauge and special alloy steels to low carbon and light gauge steels, in each case having a high-quality finish and precision gauge tolerance. This equipment can process flat-rolled steel to specific customer requirements for thickness tolerances as close as .00025 inches. We also operate a 56-inch reversing mill which we believe is one of the widest of its type in the specialty strip steel industry.

   Our rolling facilities are further complemented by 15 high convection annealing furnaces, which allow for shorter annealing times than conventional annealers. Three of our furnaces and bases employ state-of-the-art technology, incorporating the use of a hydrogen atmosphere for the production of cleaner and more uniform steel. As a result of our annealing capabilities, we are able to produce cold-rolled strip with improved consistency in terms of thickness, hardness, molecular grain structure and surface.

   We can produce certain strip steel products on oscillated coils, which wind strip steel similar to the way fishing line is wound on a reel. Oscillating the steel strips enables us to put at least six times greater volume of finished product on a coil than standard ribbon winding, allowing customers to achieve longer production runs by reducing the number of equipment shut-downs to change coils. Customers are thus able to increase productivity, reduce downtime, improve yield and lengthen die life. These benefits to customers allow us to achieve higher margins on oscillated products. To our knowledge, only a few other steel processors are able to produce oscillated coils, and we are not aware of any competitor that can produce 12,000 pound oscillated coils, the maximum size we produce.

   Steel Strapping Products. Steel strapping is a banding and packaging material used to close and reinforce shipping units such as bales, boxes, cartons, coils, crates and skids. We are one of only four domestic manufacturers of high-tensile steel strapping, which is subject to strength requirements imposed by the American Society for Testing and Materials for packaging of different products for common carrier transport. This high tensile steel strapping is essential to producers of large, heavy products such as steel, paper and lumber where reliability of the packaging material is critical to the safe transport of the product. Our steel strapping facility is located in Buffalo, New York.

   Our QS 9000 certified strapping facility manufactures high tensile steel strapping by slitting, oscillating, heat-treating, painting and packaging cold-rolled coils.

   Steel strapping is cold-rolled to precise gauge on one of our rolling mills, which incorporates hydraulic screwdowns and automatic gauge controls with statistical charting. This process ensures strapping product of the most uniform gauge available and produces the maximum amount of strapping per pound of steel. All products are tested by on-site laboratory personnel for width, thickness and other physical and metallurgical properties.

   To meet the differing needs of our customers, we offer our strapping products in various thicknesses, widths and coil sizes. We also manufacture custom color and printed strapping. In addition, we offer related strapping products, such as seals and tools, and are able to manufacture tensional strapping for lighter duty applications.

   Coated Steel Products. Our coated steel products include pre-painted single bill packages, PVC spiral pre-painted product, purlin stock and liner panel stock, and galvanized, galvalume and pre-painted sheet product. We are capable of providing steel in more than 500 colors and in a variety of coatings, including galvanized and galvalume.

   Materials Management. We operate two state-of-the-art materials management facilities in New York and Michigan that link primary steel producers and end-user manufacturers by integrating the inventory purchasing, receiving, inspection, billing, storage and shipping functions and producing true just-in-time delivery of materials. Our facilities receive shipments of steel by rail and truck from primary steel producers, which retain ownership of the steel until it is delivered to the end-user manufacturer. We inspect the steel and store it in a climate-controlled environment on a specialized stacker crane and rack system. When an order is placed, we can deliver the steel to the end-user manufacturer within one hour using trucks that have been custom designed for facilitating the loading and unloading process.

   These facilities have proprietary and commercially available data processing systems that link the primary steel producer with the end-user manufacturer and also link both parties to the facilities. This gives them direct computer access to inventory on hand, in transit and on order, and enables such manufacturers to transmit their required release schedule through the computer. The shipping personnel are then notified via computer of customer orders that have been released and materials are promptly retrieved and shipped.

   We believe our materials management facilities provide benefits to primary steel producers and end-user manufacturers. The primary steel producers can ship materials to the facilities by rail rather than by truck, thereby enabling them to ship products more efficiently. In addition, utilizing the specialized facilities allows primary steel producers to deliver shipments just-in-time and with minimal transportation damage. The end-user manufacturers are able to utilize space previously used for raw material storage to more productive uses. The end-user manufacturers also reduce their inventory carrying costs since possession of inventory is not taken until it is shipped from the facilities. This enables end-user manufacturers to reduce their raw material inventory from several days or weeks to hours.

   Steel Pickling Joint Venture. We have a 31% interest in a joint venture that has two steel pickling operations in Ohio. After the hot-rolling process, the surface of sheet steel is left with a residue known as scale, which must be removed prior to further processing by a cleaning process known as pickling. This joint venture pickles steel on a toll basis, receiving fees for pickling services without acquiring ownership of the steel.

  Building Products Segment

   We manufacture over 5,000 building and construction products for sale throughout the United States to home centers, building material wholesalers, buying groups, discount stores, HVAC distributors and residential, industrial and commercial contractors. Our building and construction products are manufactured primarily from galvanized and painted steel, as well as from aluminum and copper. Many of our wide array of building and construction products are designed to meet and exceed increasingly stringent building codes and insurance company requirements governing both residential and commercial construction. One such product is steel lumber connectors, of which we are the second largest manufacturer in the United States. Our other products include ventilation products and accessories; mailboxes; roof edging and flashing; aluminum soffit; drywall corner bead, wind brace and starter strip; painted coil stock; metal roofing and accessories; steel framing; rain-carrying systems, including gutters and accessories; bath cabinets; access doors; roof hatches and smoke vents; builders' hardware, such as door knockers, door stops, shelving and closet rods; and grilles, registers and defusers.

   Our 24 building and construction product facilities are located in Ohio, Michigan, Florida, Tennessee, Texas, Mississippi, Wisconsin, Missouri, Minnesota, California, North Carolina, New Jersey, Colorado and Georgia

  Heat Treating Segment

   As the second largest commercial heat treater in the United States, we provide a wide range of metallurgical heat-treating processes in which customer-owned metal parts are exposed to precise temperatures, atmospheres and quenchants and other conditions to improve their mechanical properties, durability and wear resistance. These processes include case-hardening, neutral-hardening and through-hardening, annealing, normalizing, vacuum hardening, carburizing, nitriding and brazing, as well as a host of other processes. These heat-treating processes can harden, soften or otherwise impart desired properties to parts made of steel, aluminum, copper, powdered metals and various alloys and other metals.

   We operate 14 heat-treating facilities in Pennsylvania, North Carolina, South Carolina, Tennessee, Georgia, Alabama, Michigan, Indiana and Illinois. We maintain a metallurgical laboratory at each facility with trained metallurgists providing a range of testing capabilities to add value to treated parts and enhance quality control. Consistent quality control is maintained by application of a statistical process control system and QS 9000 registration. Additionally, we maintain a fleet of trucks and trailers to provide rapid turnaround time for our customers.

   Due to time and costs associated with transporting materials and customers' need for just-in-time delivery of heat-treated products, the commercial heat-treating industry has developed as a regional industry concentrated in major industrial areas of the country. In addition, the commercial heat-treating industry has realized significant growth in recent years as many companies involved in the manufacture of metal components outsource their heat-treating requirements. We believe that our heat-treating facilities are strategically located to meet the needs of customers from a geographically diverse base of operations and to capitalize on the growing trend in outsourcing of heat-treating operations.

Quality Control

   We place great importance on providing our customers with high-quality products for critical use applications. By carefully selecting our raw material vendors, primarily flat-rolled steel producers, and using computerized inspection and analysis, we ensure that the steel entering our production processes will meet the most critical specifications of our customers. To ensure that such specifications are met, we follow carefully documented procedures utilizing statistical process control systems linked directly to processing equipment in order to monitor all stages of production. Physical, chemical and metallurgical analyses are performed throughout the production process to verify that mechanical and dimensional properties, cleanliness, surface characteristics and chemical content are within specification. In addition, all of our facilities that provide services or products to the automotive industry, including 13 of our heat-treating facilities, are QS 9000 certified.

Management Information Systems and Inventory Management

   We operate various data processing systems to purchase, monitor and allocate inventory throughout our production facilities, enabling us to effectively manage inventory costs and consistently achieve a high annual inventory turnover rate. For the year ended December 31, 2000, our inventory turned more than five times.

   We use a computerized order entry system that enables customers to link their computer system to ours for direct electronic communication with respect to order entry, inventory status, work-in-process status, billing and payment. This service is designed to improve productivity for both customers and us. A number of key customers have taken advantage of this service, and we believe the availability of this service is becoming an important consideration in customers' purchasing decisions.

   In addition, we have linked our production equipment to our computer system to allow for the gathering of production data as each order is being processed. This information is stored in a database to be used as a basis for preparing cost estimates for future orders. This system enhances our ability to analyze costs on an ongoing basis and allows for expeditious response time on quotation requests.

   We continue to update and upgrade our proprietary and commercially available systems and computer hardware in order to maximize our efficiency and effectiveness.

Suppliers and Raw Materials

   Steel and metal processing companies are required to maintain substantial inventories of raw materials in order to accommodate the short lead times and just-in-time delivery requirements of their customers. Accordingly, we generally maintain our inventory of raw materials at levels that we believe are sufficient to satisfy the anticipated needs of our customers based upon historic buying practices and market conditions. The primary raw material we process is flat-rolled steel purchased at regular intervals on an as-needed basis from numerous suppliers located primarily in North America. In 2000, we purchased $1 million or more of metals from 39 suppliers, of which only eight were located in non-NAFTA countries. We do not have long-term commitments with any of our suppliers.

Technical Services

   We employ a staff of engineers and other technical personnel and maintain fully equipped, modern laboratories to support our operations. These facilities enable us to verify, analyze and document the physical, chemical, metallurgical and mechanical properties of our raw materials, finished products and services. Technical service personnel also work in connection with our sales force to determine the types of flat-rolled steel required for the needs of our customers.

   Our technical services personnel provide a wide range of support services in connection with the manufacture of our building and construction products. Our engineering staff employs a range of CAD/CAM programs to design highly specialized and technically precise products, including truss hangers, hurricane enclosures and custom designed building products.

   All of our heat-treating facilities employ full-time metallurgists and process engineers. We also maintain laboratories equipped with advanced instrumentation at each of our heat-treating facilities.

Sales and Marketing

   We have a multifaceted sales and marketing program for our products and services. Our outside sales personnel travel throughout a geographic region to maintain and expand relationships with current customers and cultivate new accounts. We also have inside sales personnel, who remain at our facilities to service and support existing and prospective customers. All of our sales people receive incentive compensation based on profitability and performance.

   We support our sales and marketing activities through participation in leading trade shows, such as the National Hardware Show. We also advertise our products in a number of trade publications and through co-op programs with our customers.

   We also use the Internet to support and enhance our sales and marketing activities. We operate web sites that provide information on products and services, pricing and other essential pieces of information. We are continually evaluating new technologies in an effort to improve service, lower costs and increase sales.

Customers and Distribution

   We have approximately 10,000 customers located throughout the United States, Canada and Mexico, principally in the automotive, automotive supply, building and construction, steel, machinery and fastener industries. Major customers include automobile manufacturers and suppliers, building and construction product distributors and commercial and residential contractors. No single customer accounted for 10% or more of our consolidated net sales for 1998, 1999 or 2000.

   During 1998, 1999 and 2000, one customer of our Processed Steel Products segment accounted for 10.1%, 12.5% and 10.5%, respectively, of this segment's net sales. During 1998, 1999 and 2000, one customer of our Building Products segment accounted for 15.3%, 16.8% and 16.3% respectively, of this segment's net sales. With respect to our Heat Treating segment, one customer accounted for 12.0% of this segment's net sales in 1998 and another customer accounted for 11.6% in 2000. No other single customer accounted for more than 10% of any segment's net sales during this three year period.

   We manufacture products exclusively to customer order rather than for inventory, except for building and construction products. Although we negotiate annual sales orders with a majority of our customers, these orders are subject to customer confirmation as to product amounts and delivery dates.

Competition

   The steel processing market is highly competitive. We compete with a small number of other steel processors, some of which also focus on fully processed, high value-added steel products, on the basis of the precision and range of achievable tolerances, quality, price, inventory availability and the ability to meet delivery schedules dictated by customers. We also compete with numerous suppliers of building and construction products, as well as service centers, a small number of regional commercial heat-treaters and steel strapping manufacturers, on the basis of quality, price, products, range of sizes offered and the ability to meet delivery schedules dictated by customers.

Employees

   At September 30, 2001, we employed approximately 3,500 people, of whom approximately 500 were represented under five separate collective bargaining agreements which terminate at various times between July 1, 2002 and July 27, 2005. We have never experienced a work stoppage at our existing facilities. We believe that our relationship with our employees is good. Over 80% of our employees participate in performance-based incentive compensation programs. We are committed to such programs because we believe they motivate employees to enhance our profitability.

Backlog

   Because of the nature of our products and the short lead time order cycle, we do not believe that backlog is a significant factor in our business.

Properties

   We maintain our corporate headquarters in Buffalo, New York and conduct our processing, manufacturing and distribution operations at 54 facilities located in 20 states and Mexico. We believe that our properties have been adequately maintained, are in generally good condition and are suitable for our business as presently conducted. We believe our existing facilities provide sufficient production capacity for our present needs and for our anticipated needs in the foreseeable future. We also believe that upon the expiration of our current leases, we either will be able to secure renewal terms or enter into leases for alternative locations at market terms.

Governmental Regulation

   Our processing centers and manufacturing facilities are subject to many federal, state, local and foreign laws and regulations relating to the protection of the environment. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution which are subject to modification, renewal and revocation by government authorities. We believe that we are in material compliance with all environmental laws, regulations and permits, and we do not anticipate any material expenditures to meet current or pending environmental requirements. However, we could incur operating costs or capital expenditures in complying with future or more stringent environmental requirements or with current requirements if they are applied to our facilities in a way we do not anticipate.

   Since 1993, we have acquired 15 new businesses with a broad variety of product lines and services. As a result of this expansion and our use of a greater variety of raw materials, chemicals and equipment, we have become subject to a wider set of environmental laws and regulations. In 1995, we retained an environmental consulting firm to assist us in evaluating the regulatory compliance and permit status of each business and in developing a comprehensive environmental management and audit program at the corporate level. We are continuing to develop and implement environmental compliance and management systems.
   Our operations are also governed by many other laws and regulations, including those relating to workplace safety and worker health, principally the Occupational Safety and Health Act and regulations thereunder which, among other requirements, establish noise and dust standards. We believe that we are in material compliance with these laws and regulations and do not believe that future compliance with such laws and regulations will have a material adverse effect on our results of operations or financial condition.

Legal Proceedings

   From time to time, we are named a defendant in legal actions arising out of the normal course of business. We are not a party to any pending legal proceeding the resolution of which we believe will have a material adverse effect on our results of operations or financial condition or to any other pending legal proceedings other than ordinary, routine litigation incidental to our business. We maintain liability insurance against risks arising out of the normal course of business.

                                  MANAGEMENT

Directors and Executive Officers

   Our directors and executive officers and their ages as of September 30, 2001 are as follows:

Name                         Age Position(s) Held
----                         --- ----------------
Brian J. Lipke /(1)/........ 50  Chairman of the Board, Chief Executive Officer and Director

Walter T. Erazmus........... 54  President

Neil E. Lipke /(1)/......... 44  Senior Executive Vice President, Secretary and Director

Joseph A. Rosenecker........ 57  Executive Vice President

Carl P. Spezio.............. 56  Executive Vice President

Eric R. Lipke /(1)/......... 41  Vice President

Andrew S. Tsakos............ 55  Vice President

John E. Flint............... 54  Vice President and Chief Financial Officer

Richard A. Pytak Jr......... 39  Treasurer

Gerald S. Lippes /(2)(3)/... 61  Director

Arthur A. Russ, Jr.......... 58  Director

David N. Campbell /(2)/..... 59  Director

William P. Montague/ (2)(3)/ 54  Director

--------
/(1)/Brian J. Lipke, Neil E. Lipke and Eric R. Lipke are brothers. /(2)/Member of the Audit Committee.
/(3)/Member of the Compensation Committee.

   Our board of directors is divided into three classes serving staggered terms. One-third of the directors are elected at each annual meeting of stockholders for a term of three years to hold office until their successors are elected and qualified. The terms of office of Brian J. Lipke, Arthur A. Russ, Jr. and William P. Montague expire in 2002; the term of office of David
N. Campbell expires in 2003; and the terms of office of Neil E. Lipke and Gerald S. Lippes expire in 2004. All of our officers serve at the discretion of our board of directors.

   Brian J. Lipke has been our Chairman of the Board and Chief Executive Officer and a director of our company since its formation. He has been President and Chief Executive Officer of Gibraltar Steel Corporation of New York, a predecessor and current subsidiary of our company, since 1987, and has been in charge of our other subsidiaries since their formation. From 1972 to 1987 Mr. Lipke held various positions with Gibraltar New York in production, purchasing and divisional management. He is a member of the JPMorgan Chase Upstate Regional Advisory Board.

   Walter T. Erazmus has been our President since June 1999. Previously, he served as our Executive Vice President - Finance and Chief Financial Officer of our company since November 1994 and of Gibraltar New York since 1977. Mr. Erazmus was our Vice President - Finance and Chief Financial Officer from our formation to November 1994.

   Neil E. Lipke has been an Executive Vice President and a director of our company since its formation and our secretary since 1999. He has been Executive Vice President of Gibraltar New York since 1988 and has been employed by Gibraltar New York since 1973 in various production, sales and marketing capacities.

   Joseph A. Rosenecker has been an Executive Vice President of our company since November 1994. He served as our Vice President - Sales from our formation until November 1994 and has been the director of Gibraltar New York's cold-rolled strip operations since 1989. He was President of Gibraltar New York's strip and strapping divisions from 1978 to 1989.

   Carl P. Spezio has been an Executive Vice President of our company since November 1994. Previously, he was our Vice President - Manufacturing and Quality Control since our formation. He has been the director of Gibraltar New York's metal processing operations since 1989. He was President of the precision metals division of Gibraltar New York from 1977 to 1989.

   Eric R. Lipke has been a Vice President of our company since its formation. Mr. Lipke has held various positions with Gibraltar New York since 1976, primarily in the areas of administration and executive support.

   Andrew S. Tsakos has been a Vice President of our company since May 1998. Mr. Tsakos has held various positions with Gibraltar New York since 1970, primarily in the areas of sales, sales management, purchasing and distribution services.

   John E. Flint was named Vice President and Chief Financial Officer of our company in 1999. He was our Vice President of Accounting since our incorporation and of Gibraltar New York since 1985. Previously, he served as Corporate Controller of Gibraltar New York. Mr. Flint began his career with us as Controller of the Gibraltar Metals Division of Gibraltar New York in 1977.

   Richard A. Pytak Jr. was named our Treasurer in 1999 and has been with us since June 1998. Previously, Mr. Pytak was a Senior Manager at
PricewaterhouseCoopers LLP with 14 years of experience providing public accounting and business advisory services.

   Gerald S. Lippes has served as a director of our company since our formation. He has been engaged in the private practice of law since 1965 and is a partner of the firm of Lippes, Silverstein, Mathias & Wexler LLP, Buffalo, New York, which provided services to us in 2000 and the current year. Mr. Lippes is also a director of several private companies.

   Arthur A. Russ, Jr. has served as a director of our company since its formation. He has been engaged in the private practice of law since 1969 and is a partner of the firm of Phillips, Lytle, Hitchcock, Blaine & Huber, LLP, Buffalo, New York, which provided services to our company in 2000 and the current year. Mr. Russ also serves as a trustee of the Lipke trusts, which hold shares of our common stock. Mr. Russ shares voting and investment power with respect to the shares of common stock held by the Lipke trusts and disclaims beneficial ownership of such shares.

   David N. Campbell has served as a director of our company since the consummation of our initial public offering. Mr. Campbell served as President and Chief Executive Officer of Xpedior, Inc. from September 1999 through November 2000. Previously, from July 1995 to September 1999, he was President of BBN Systems & Technologies and its successor, GTE Laboratories and Technologies. Mr. Campbell also is the former Chairman of the Board and Chief Executive Officer of Computer Task Group, Incorporated and the former Chairman of the Board of Dunlop Tire Corporation. Mr. Campbell also serves as a director of Tektronix Corporation.

   William P. Montague has served as a director of our company since the consummation of our initial public offering. He served as Executive Vice President and Chief Financial Officer of Mark IV Industries, Inc. from 1986 to February 1996 and, since March 1996, as President of that company. He is also a director of IIMAK (International Imaging Materials, Inc.).

                      PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 30, 2001, and as adjusted to reflect the sale of 2,500,000 shares of common stock by our company and the sale of 500,000 shares of common stock by the selling stockholders, by (i) each person who is known by us to own beneficially more than five percent of the outstanding common stock (ii) each of our directors and executive officers and
(iii) all of our directors and executive officers as a group:

                                             Beneficial Ownership         Beneficial Ownership
                                              Prior to Offering              After Offering
                                             -------------------  Shares  -------------------
Name                                          Number   Percentage Offered  Number   Percentage
----                                         --------- ---------- ------- --------- ----------
Brian J. Lipke /(1)(2)(3)/.................. 1,342,143   10.65%   100,000 1,242,143    8.23%

Neil E. Lipke /(2)(4)/...................... 1,294,742   10.28    100,000 1,194,742    7.91

Eric R. Lipke /(2)(5)/...................... 1,248,838    9.91    100,000 1,148,838    7.61

Meredith A. Lipke /(2)(6)/.................. 1,227,403    9.74    100,000 1,127,403    7.47

Curtis W. Lipke/ (2)(7)/.................... 1,072,424    8.51    100,000   972,424    6.44

Gerald S. Lippes /(8)/......................   100,705     *        --      100,705     *
 700 Guaranty Building
 28 Church Street
 Buffalo, New York 14202

William P. Montague /(9)/...................    65,705     *        --       65,705     *
 501 John James Audubon Parkway
 P.O. Box 810
 Amherst, New York 14226-0810

Arthur A. Russ, Jr. /(10)/..................    55,750     *        --       55,750     *
 3400 HSBC Center
 Buffalo, New York 14203

David N. Campbell /(11)/....................    31,250     *        --       31,250     *
 389 River Road
 Carlisle, Massachusetts 01741

Walter T. Erazmus /(2)(12)/.................    86,843     *        --       86,843     *

Carl P. Spezio /(2)(13)/....................    76,683     *        --       76,683     *

Joseph A. Rosenecker /(2)(14)/..............    76,168     *        --       76,168     *

All Directors and Executive
  Officers as a Group
  (13 persons) /(15)/....................... 4,438,618   35.23    300,000 4,138,618   27.41

Liberty Wanger Asset Management, L.P. /(16)/ 1,125,000    8.93      --    1,125,000    7.45
 277 West Monroe Street, Suite 3000
 Chicago, Illinois 60606

Franklin Resources, Inc. /(17)/............. 1,074,700    8.53      --    1,074,700    7.12
 777 Mariners Island Boulevard
 San Mateo, California 94403

T. Rowe Price Associates, Inc./ (18)/.......   830,200    6.59      --      830,200    5.50
 100 E. Pratt Street
 Baltimore, Maryland 21202

Merrill Lynch & Co., Inc./ (19)/............   879,712    6.98      --      879,712    5.83
 World Financial Center
 North Tower
 250 Vesey Street
 New York, New York 10381

--------
 /* /Less than 1%.
/(1)/Unless otherwise indicated in the footnotes, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by such stockholder, except to the extent that authority is shared by spouses under applicable law.
/(2)/The address of each of the executive officers and of Meredith A. Lipke, Curtis W. Lipke and Eric R. Lipke is 3556 Lake Shore Road, P.O. Box 2028, Buffalo, New York 14219-0228.
/(3)/Includes (i) 1,058,882 shares of common stock held by two trusts for the benefit of Brian J. Lipke, (ii) 11,945 shares of common stock held by trusts for the benefit of the daughters of Brian J. Lipke, (iii) 3,480 shares of common stock held in a custodial account for the benefit of a daughter of Brian J. Lipke, (iv) 40,000 shares of common stock issuable under currently exercisable options pursuant to our Non-Qualified Stock Option Plan, (v) 40,625 shares of common stock issuable under currently exercisable options granted to Brian J. Lipke pursuant to the our Incentive Stock Option Plan,
   (vi) 3,283 shares of common stock allocated to Brian J. Lipke's self-directed account under our 40l(k) Retirement Savings Plan and (vii) 150,463 shares of common stock, representing Brian J. Lipke's pecuniary interest in Rush Creek Investment Co., L.P. Rush Creek owns 758,000 shares of common stock as to which Brian J. Lipke disclaims beneficial ownership, except to the extent of his pecuniary interest. Excludes 21,875 shares of common stock under options granted to Brian J. Lipke pursuant to our Incentive Stock Option Plan that are not exercisable within 60 days. Also excludes (i) 61,085 shares of common stock held by the Trust U/W of Kenneth
   E. Lipke f/b/o Patricia K. Lipke, as to which Brian J. Lipke serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership, (ii) 3,830,915 shares of common stock held by trusts for the benefit of each of Neil E. Lipke, Curtis W. Lipke, Eric R. Lipke and Meredith A. Lipke, as to each of which Brian J. Lipke serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership, (iii) 30,000 shares of common stock held by a trust for the benefit of Meredith A. Lipke, as to which Brian J. Lipke serves as one of five trustees and shares voting and investment power and as to which he disclaims beneficial ownership, (iv) 5,605 shares of common stock held by a trust for the benefit of the daughter of Meredith A. Lipke, as to which Brian J. Lipke serves as one of four trustees and shares voting and investment power and as to which he disclaims beneficial ownership and
   (v) 11,500 shares of common stock held by trusts for the benefit of the children of Eric R. Lipke, as to which Brian J. Lipke serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership.
/(4)/Includes (i) 1,011,502 shares of common stock held by a trust for the benefit of Neil E. Lipke, (ii) 30,000 shares of common stock issuable under currently exercisable options granted to Neil E. Lipke pursuant to our Non-Qualified Stock Option Plan, (iii) 20,000 shares of common stock issuable under currently exercisable options granted to Neil E. Lipke pursuant to our Incentive Stock Option Plan, (iv) 1,272 shares of common stock allocated to Neil E. Lipke's self-directed account under our 401(k) Retirement Savings Plan and (v) 150,463 shares of common stock, representing Neil E. Lipke's pecuniary interest in Rush Creek. Rush Creek owns 758,000 shares of common stock as to which Neil E. Lipke disclaims beneficial ownership, except to the extent of his pecuniary interest. Excludes 15,000 shares of common stock under options granted to Neil E. Lipke pursuant to our Incentive Stock Option Plan that are not exercisable within 60 days. Also excludes (i) 60,880 shares of common stock held by a trust for the benefit of Brian J. Lipke and 30,000 shares of common stock held by a trust for the benefit of Meredith A. Lipke, as to each of which Neil E. Lipke serves as one of five trustees and shares voting and investment power and as to which he disclaims beneficial ownership, (ii) 11,945 shares of common stock held by trusts for the benefit of the daughters of Brian J. Lipke, as to which Neil E. Lipke serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership and (iii) 11,500 shares of common stock held by trusts for the benefit of the children of Eric R. Lipke, as to which Neil E. Lipke serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership.
/(5)/Includes (i) 975,501 shares of common stock held by a trust for the benefit of Eric R. Lipke, (ii) 11,500 shares of common stock held by trusts for the benefit of the children of Eric R. Lipke, (iii) 20,000 shares of common stock issuable under currently exercisable options granted to Eric R. Lipke pursuant to our Non-Qualified Stock Option Plan, (iv) 13,750 shares of common stock issuable under currently exercisable options granted to Eric R. Lipke pursuant to our Incentive Stock Option Plan, (v) 3,360 shares of common stock held in custodial accounts for the benefit of the children of Eric R. Lipke, (vi) 1,069 shares of common stock allocated to Eric R. Lipke's self-directed account under our 401(k) Retirement Savings Plan and
   (vii) 150,463 shares of common stock, representing Eric R. Lipke's pecuniary interest in Rush Creek. Rush Creek owns 758,000 shares of common stock as to which Eric R. Lipke disclaims beneficial ownership, except to the extent of his pecuniary interest. Excludes 11,250 shares of common stock issuable under options granted to Eric R. Lipke pursuant to our Incentive Stock Option Plan that are not exercisable within 60 days. Also excludes (i) 998,002 shares of common stock held by a trust for the benefit of Brian J. Lipke, as to which Eric R. Lipke serves as one of three trustees and shares voting and investment power and as to which Eric R. Lipke disclaims beneficial ownership, (ii) 60,880 shares of common stock held by a trust for the benefit of Brian J. Lipke and 30,000 shares of common stock held by a trust for the benefit of Meredith A. Lipke, as to each of which Eric R. Lipke serves as one of five trustees and shares voting and investment power and as to which he disclaims beneficial ownership and (iii) 11,945 shares of common stock held by trusts for the benefit of the children of Brian J. Lipke, as to which Eric R. Lipke serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership.
/(6)/Includes (i) 1,053,536 shares of common stock held by three trusts for the benefit of Meredith A. Lipke, (ii) 2,500 shares of common stock issuable under currently exercisable options granted to Meredith A. Lipke pursuant to our Non-Qualified Stock Option Plan, (iii) 2,500 shares of common stock issuable under currently exercisable options granted to Meredith A. Lipke pursuant to our Incentive Stock Option Plan, (iv) 5,075 shares of common stock held in a custodial account for the benefit of the daughter of Meredith A. Lipke pursuant to the New York Uniform Gift to Minors Act, (v) 5,605 shares of common stock held by a trust for the benefit of the daughter of Meredith A. Lipke, (vi) 616 shares of common stock allocated to Meredith
   A. Lipke's self-directed account under our 401(k) Retirement Savings Plan and (vi) 150,463 shares of common stock, representing Meredith A. Lipke's pecuniary interest in Rush Creek. Rush Creek owns 758,000 shares of common stock as to which Meredith A. Lipke disclaims beneficial ownership, except to the extent of her pecuniary interest. Excludes 2,500 shares of common stock issuable under options granted to Meredith A. Lipke pursuant to our Incentive Stock Option Plan that are not exercisable within 60 days and (ii) 60,880 shares of common stock held by a trust for the benefit of Brian J. Lipke, as to which Meredith A. Lipke serves as one of five trustees and shares voting and investment power and as to which she disclaims beneficial ownership.
/(7)/Includes (i) 849,456 shares of common stock held by a trust for the benefit of Curtis W. Lipke and (ii) 150,463 shares of common stock, representing Curtis W. Lipke's pecuniary interest in Rush Creek. Rush Creek owns 758,000 shares of common stock as to which Curtis W. Lipke disclaims beneficial ownership, except to the extent of his pecuniary interest. Excludes (i) 60,880 shares of common stock held by a trust for the benefit of Brian J. Lipke and 30,000 shares of common stock held by a trust for the benefit of Meredith A. Lipke, as to each of which Curtis W. Lipke serves as one of five trustees and shares voting and investment power and as to which he disclaims beneficial ownership, (ii) 5,605 shares of common stock held by a trust for the benefit of the daughter of Meredith A. Lipke, as to which Curtis W. Lipke serves as one of four trustees and shares voting and investment power and as to which he disclaims beneficial ownership, (iii) 11,945 shares of common stock held by trusts for the benefit of the children of Brian J. Lipke, as to which Curtis W. Lipke serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership and (iv) 11,500 shares of common stock held by trusts for the benefit of the children of Eric R. Lipke, as to which Curtis W. Lipke serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership.
/(8)/Includes 51,250 shares of common stock issuable under currently exercisable options granted to Mr. Lippes pursuant to our Non-Qualified Stock Option Plan.
/(9)/Includes 26,250 shares of common stock issuable under currently exercisable options granted to Mr. Montague pursuant to our Non-Qualified Stock Option Plan.
/(10)/Includes (i) 51,250 shares of common stock issuable under currently exercisable options granted to Mr. Russ pursuant to our Non-Qualified Stock Option Plan and (ii) an aggregate of 1,500 shares of common stock held by three trusts for the benefit of the Russ' children as to each of which Mr. Russ serves as a trustee. Excludes an aggregate of (i) 4,828,917 shares of common stock owned by trusts for the benefit of each of Brian J. Lipke, Neil E. Lipke, Curtis W. Lipke, Eric R. Lipke and Meredith A. Lipke, as to each of which Mr. Russ serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership,
    (ii) 61,085 shares of common stock held by the Kenneth E. Lipke Trust, as to which Mr. Russ serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership and
    (iii) 758,000 shares of common stock held by Rush Creek as to which Mr. Russ serves as trustee of the sole limited partner and as to which he disclaims beneficial ownership.
/(11)/Includes (i) 26,250 shares of common stock issuable under currently exercisable options granted to Mr. Campbell pursuant to our Non-Qualified Stock Option Plan, (ii) 2,500 shares of common stock held by an Individual Retirement Account for the benefit of Mr. Campbell and (iii) 1,500 shares of common stock held by the Campbell Foundation of which Mr. Campbell serves as a trustee.
/(12)/Includes (i) 61,000 shares of common stock issuable under currently exercisable options granted to Mr. Erazmus under our Incentive Stock Option Plan, (ii) 800 shares of common stock held by an Individual Retirement Account for the benefit of Mr. Erazmus, (iii) 500 shares of common stock held by an Individual Retirement Account for the benefit of the spouse of Mr. Erazmus and (iv) 5,543 shares of common stock allocated to Mr. Erazmus's self-directed account under our 401(k) Retirement Savings Plan. Excludes 13,750 shares of common stock issuable under options granted to Mr. Erazmus pursuant to our Incentive Stock Option Plan that are not exercisable within 60 days.
/(13)/Includes (i) 56,000 shares of common stock issuable under currently exercisable options granted to Mr. Spezio under our Incentive Stock Option Plan and (ii) 3,656 shares of common stock allocated to Mr. Spezio's self-directed account under our 401(k) Retirement Savings Plan. Excludes 11,250 shares of common stock issuable under options granted to Mr. Spezio pursuant to our Incentive Stock Option Plan that are not exercisable within 60 days.
/(14)/Includes 56,000 shares of common stock issuable under currently exercisable options granted to Mr. Rosenecker under our Incentive Stock Option Plan and (ii) 3,668 shares of common stock allocated to Mr. Rosenecker's self-directed account under our 401(k) Retirement Savings Plan. Excludes 11,250 shares of common stock issuable under options granted to Mr. Rosenecker pursuant to our Incentive Stock Option Plan that are not exercisable within 60 days.
/(15)/Includes options to purchase an aggregate of 297,750 shares of common stock issuable to certain of our executive officers under our Incentive Stock Option Plan and an aggregate of 245,000 shares of common stock issuable to certain of our executive officers and directors under our Non-Qualified Stock Option Plan, all of which are exercisable within 60 days. Excludes options to purchase an aggregate of 99,500 shares of common stock issued to certain of our executive officers under our Incentive Stock Option Plan that are not exercisable within 60 days.
/(16)/Based on information set forth in a statement on Schedule 13G/A filed with the Securities and Exchange Commission in February 2001 by Liberty Wanger Asset Management, L.P. on behalf of itself, its affiliate, WAM Acquisition GP, Inc. and Liberty Acorn Trust.
/(17)/Based on information set forth in a statement on Schedule 13G/A filed with the Securities and Exchange Commission in January 2000 by Franklin Resources, Inc. on behalf of itself and its affiliates, Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisors, Inc.
/(18)/Based on information set forth in a statement on Schedule 13G/A filed with the Securities and Exchange Commission in February 2001 by T. Rowe Price Associates, Inc.
/(19)/Based on information set forth in a statement on Schedule 13G/A filed with the Securities and Exchange Commission in August 2001 by Merrill Lynch & Co., Inc. on behalf of Merrill Lynch Investment Managers.

                         DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 50 million shares of common stock and 10 million shares of undesignated preferred stock, $.01 par value per share. As of September 30, 2001, there were 12,598,499 shares of common stock issued and outstanding. Upon completion of this offering, there will be 15,098,499 shares of common stock issued and outstanding, assuming no exercise of the underwriters' over-allotment option. There are no shares of our preferred stock outstanding.

Common Stock

   Voting Rights. Each share of common stock is entitled to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There is no cumulative voting. Therefore, the holders of a majority of the shares of common stock voted in an election of directors can elect all of the directors then standing for election, subject to any rights of the holders of any outstanding preferred stock.

   Dividends, Distributions and Stock Splits. Holders of shares of common stock are entitled to receive dividends, if, as and when such dividends are declared by our board of directors out of assets legally available therefor after payment of dividends required to be paid on shares of outstanding preferred stock.

   Liquidation. In the event of any dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for the holders of outstanding preferred stock, if any, our remaining assets will be distributed ratably among the holders of our common stock.

Preferred Stock

   Our board of directors has the authority to issue preferred stock in one or more series and to establish the rights and restrictions granted to or imposed on any unissued shares of preferred stock and to fix the number of shares constituting any series without any further vote or action by our stockholders. Our board of directors has the authority, without approval of our stockholders, to issue preferred stock that has voting and conversion rights superior to our common stock, which could have the effect of deterring, delaying or preventing a change in control. We currently have no plans to issue any shares of preferred stock.

Certain Provisions of the Certificate of Incorporation and By-Laws

   Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of our directors. These provisions eliminate a director's personal liability to us or our stockholders for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, including:

 . for any breach of the director's duty of loyalty to us or our stockholders; . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
 . under Section 174 of the Delaware General Corporation Law; or
 . for any transaction in which the director derives an improper benefit.

   These provisions do not eliminate our right or those of any of our stockholders to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. Our by-laws also contain certain provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions are necessary to attract and retain qualified individuals to serve as directors and officers.

   Our certificate of incorporation also contains provisions dividing our board of directors into three classes serving staggered three-year terms. Our directors can be removed from office only for cause and only by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of our capital stock entitled to vote generally in the election of directors (the "Voting Stock"), voting together as a single class. Vacancies on our board of directors may only be filled by the remaining directors and not by our stockholders.

   Our by-laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of our stockholders. In general, notice must be received by us not less than 60 nor more than 90 days prior to the date of the prior year's annual meeting and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the stockholder submitting the proposal.

   Annual meetings of our stockholders shall be held to elect our board of directors and to transact such other business as may be properly brought before the meeting. Special meetings of our stockholders may be called only by our Chairman of the Board, President or a majority of our board of directors. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected only at a duly called annual or special meeting of our stockholders and may not be effected by written consent of our stockholders.

   Our certificate of incorporation also provides that certain mergers, sales of assets, issuances of securities, liquidations or dissolutions, reclassifications or recapitalizations involving Interested Stockholders must be approved by holders of at least 80% of the outstanding Voting Stock, unless such transactions are approved by a majority of the Disinterested Directors (as defined in our certificate of incorporation) or certain minimum price, form of consideration and procedural requirements are satisfied. An Interested Stockholder is defined as a holder of stock representing 20% or more of the shares of Voting Stock then outstanding. Our certificate of incorporation further provides that the affirmative vote of the holders of 80% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal such provisions. The requirement of such a super-majority vote could enable a minority of our stockholders to exercise veto powers over such amendments, alterations, changes or repeals.

Delaware Anti-Takeover Law

   Our company is a Delaware corporation subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is defined to include any person that is:

 . the owner of 15% or more of the outstanding voting stock of a corporation; . an affiliate or associate of a corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and
 . an affiliate or associate of the persons described above.

   Stockholders may, by adopting an amendment to the corporation's certificate of incorporation or by-laws, elect for the corporation not to be governed by
Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our by-laws exempt us from the restrictions imposed under
Section 203. We anticipate that the provisions of Section 203 may encourage parties interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.

                                 UNDERWRITING

   Salomon Smith Barney Inc. is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

                                                                 Number
      Underwriter                                               of shares
      -----------                                               ---------
      Salomon Smith Barney Inc.................................
      McDonald Investments Inc.................................
                                                                ---------
         Total................................................. 3,000,000
                                                                =========

   The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

   The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession
not to exceed $    per share. The underwriters may allow, and dealers may
reallow, a concession not to exceed $    per share on sales to other dealers.
If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

   We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

   We, our officers and directors, and the selling stockholders have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, except that our officers and directors and the selling stockholders may dispose of such shares as bona fide gifts. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

   The common stock is quoted on the Nasdaq National Market under the symbol "ROCK."

   The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                       Paid by Gibraltar     Paid by selling stockholders
                   ------------------------- ----------------------------
                   No Exercise Full Exercise No Exercise    Full Exercise
                   ----------- ------------- -----------    -------------
         Per share      $            $            $               $
         Total....      $            $            $               $

   In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

   Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

   We and the selling stockholders estimate that our respective portions of the
total expenses of this offering will be $    and $    .

   Under rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc., special considerations apply to a public offering of securities where more than 10% of the net proceeds thereof will be paid to members of the NASD that are participating in the offering, or persons affiliated or associated with such members. Certain of the underwriters or their respective affiliates have lent money to the company under existing credit facilities. In the event more than 10% of the proceeds of the offering will be used to repay such money lent by any underwriter or its affiliates, the offering will be conducted in conformity with Rule 2710(c)(8).

   The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

   A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

   We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

   Certain legal matters with respect to the validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Lippes, Silverstein, Mathias & Wexler LLP, Buffalo, New York. Certain legal matters related to this offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

   Gerald S. Lippes, a partner of Lippes, Silverstein, Mathias & Wexler LLP, is a director of our company. Mr. Lippes beneficially owns 49,455 shares of common stock and has been awarded options to purchase an additional 51,250 shares of common stock. As of September 30, 2001, other members of Lippes, Silverstein, Mathias & Wexler LLP owned an aggregate of approximately 1,500 shares of common stock.

                                    EXPERTS

   Our consolidated financial statements as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000, included in this prospectus and the registration statement on Form S-3, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. We have also filed a registration statement on Form S-3, including exhibits and schedules, under the Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the regional offices of the Commission located at the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at www.sec.gov. In addition, our common stock is listed for trading on the Nasdaq National Market. You can read and copy reports and other information concerning us at the offices of Nasdaq Operations at 1735 K Street, N.W., Washington, D.C. 20006.

   This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the shares of common stock offered hereby, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, where any such contract or document is an exhibit to the registration statement, each statement with respect to such contract or document is qualified in all respects by the provisions of the relevant exhibit, to which reference is hereby made.

                          INCORPORATION BY REFERENCE

   The Securities and Exchange Commission, or SEC, allows us to incorporate by reference into this prospectus the information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until we terminate the offering of these shares:

 . Our Annual Report on Form 10-K for the year ended December 31, 2000, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on November 13, 2001;
 . Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as amended by Amendment No. 1 on Form 10-Q/A filed with the SEC on November 13, 2001;
 . Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, as amended by Amendment No. 1 on Form 10-Q/A filed with the SEC on November 13, 2001;
 . Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001;
   and
 . Our Current Report on Form 8-K filed with the SEC on February 14, 2002.
 . A description of our common stock contained in a registration statement on Form 8-A filed with the SEC on September 24, 1993, as amended by Amendment No. 1 on Form 8-A/A filed with the SEC on November 4, 1993.

   You may request a copy of these documents, at no cost, by written or oral request to:

      Gibraltar Steel Corporation
      Attn: Director of Investor Relations
      3356 Lake Shore Road
      P.O. Box 2028
      Buffalo, New York 14219-0228
      (716) 826-6500

   This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GIBRALTAR STEEL CORPORATION--CONSOLIDATED FINANCIAL STATEMENTS AS OF
  DECEMBER 31, 2000
   Report of Independent Accountants......................................................  F-2
   Consolidated Balance Sheet at December 31, 2000 and 1999...............................  F-3
   Consolidated Statement of Income for the years ended December 31, 2000, 1999 and 1998.............................................................................  F-4
   Consolidated Statement of Cash Flows for the years ended December 31, 2000, 1999 and 1998.............................................................................  F-5
   Consolidated Statement of Shareholders' Equity for the years ended December 31, 2000,
     1999 and 1998........................................................................  F-6
   Notes to Consolidated Financial Statements.............................................  F-7

GIBRALTAR STEEL CORPORATION--CONDENSED CONSOLIDATED FINANCIAL
  STATEMENTS AS OF SEPTEMBER 30, 2001 (UNAUDITED)
   Condensed Consolidated Balance Sheet at September 30, 2001 and December 31, 2000....... F-17
   Condensed Consolidated Statement of Income for the nine months ended September 30,
     2001 and 2000........................................................................ F-18
   Condensed Consolidated Statement of Cash Flows for the nine months ended September 30,
     2001 and 2000........................................................................ F-19
   Notes to Condensed Consolidated Financial Statements................................... F-20

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Gibraltar Steel Corporation

   In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Gibraltar Steel Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   As described in Note 16, the Company has revised its segment disclosures.

PricewaterhouseCoopers LLP
January 24, 2001
Except as to Note 16, for
which the date is September 28, 2001

                          GIBRALTAR STEEL CORPORATION

                          CONSOLIDATED BALANCE SHEET
                (in thousands, except share and per share data)

                                                                  December 31,
                                                                -----------------
                                                                  2000     1999
                                                                -------- --------
Assets
Current assets:
   Cash and cash equivalents................................... $  1,701 $  4,687
   Accounts receivable.........................................   78,358   78,418
   Inventories.................................................  100,987   94,994
   Other current assets........................................    6,548    4,492
                                                                -------- --------
       Total current assets....................................  187,594  182,591

Property, plant and equipment, net.............................  229,159  216,030
Goodwill.......................................................  130,368  115,350
Other assets...................................................    8,925    8,109
                                                                -------- --------
                                                                $556,046 $522,080
                                                                ======== ========
Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable............................................ $ 39,285 $ 48,857
   Accrued expenses............................................   15,575   19,492
   Current maturities of long-term debt........................      327    1,319
                                                                -------- --------
       Total current liabilities...............................   55,187   69,668

Long-term debt.................................................  255,526  235,302
Deferred income taxes..........................................   34,325   29,328
Other non-current liabilities..................................    2,660    2,323
Shareholders' equity:
   Preferred shares, $.01 par value; authorized:
     10,000,000 shares; none outstanding.......................       --       --
   Common shares, $.01 par value; authorized:
     50,000,000 shares; outstanding:
     12,567,147 shares in 2000 and 12,577,464 shares in 1999...      126      126
   Additional paid-in capital..................................   68,475   68,323
   Retained earnings...........................................  139,747  117,010
                                                                -------- --------
       Total shareholders' equity..............................  208,348  185,459
                                                                -------- --------
                                                                $556,046 $522,080
                                                                ======== ========

  The accompanying notes are an integral part of these financial statements.

                          GIBRALTAR STEEL CORPORATION

                       CONSOLIDATED STATEMENT OF INCOME
                     (in thousands, except per share data)

                                                      Year Ended December 31,
                                                     --------------------------
                                                       2000     1999     1998
                                                     -------- -------- --------
Net sales........................................... $677,540 $621,918 $557,944
Cost of sales.......................................  541,743  493,945  456,449
                                                     -------- -------- --------
   Gross profit.....................................  135,797  127,973  101,495
Selling, general and administrative expense.........   75,905   72,504   57,040
                                                     -------- -------- --------
   Income from operations...........................   59,892   55,469   44,455
Interest expense....................................   18,942   13,439   11,389
                                                     -------- -------- --------
   Income before taxes..............................   40,950   42,030   33,066
Provision for income taxes..........................   16,585   17,022   13,226
                                                     -------- -------- --------
   Net income....................................... $ 24,365 $ 25,008 $ 19,840
                                                     ======== ======== ========
Net income per share--Basic......................... $   1.94 $   1.99 $   1.59
                                                     ======== ======== ========
Weighted average shares outstanding--Basic..........   12,577   12,540   12,456
                                                     ======== ======== ========
Net income per share--Diluted....................... $   1.92 $   1.95 $   1.57
                                                     ======== ======== ========
Weighted average shares outstanding--Diluted........   12,685   12,806   12,651
                                                     ======== ======== ========


  The accompanying notes are an integral part of these financial statements.

                          GIBRALTAR STEEL CORPORATION

                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                (in thousands)

                                                               Year Ended December 31,
                                                            -----------------------------
                                                              2000      1999      1998
                                                            --------  --------  ---------
Cash Flows From Operating Activities
Net income................................................. $ 24,365  $ 25,008  $  19,840
Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization...........................   21,188    17,452     13,333
   Provision for deferred income taxes.....................    5,252     2,383      1,693
   Undistributed equity investment income..................     (253)     (466)      (284)
   Other noncash adjustments...............................      116       697        304
   Increase (decrease) in cash resulting from changes in
     (net of effects from acquisitions):
       Accounts receivable.................................    5,660      (118)    (5,363)
       Inventories.........................................     (206)    6,873     (6,309)
       Other current assets................................   (2,829)     (272)    (1,430)
       Accounts payable and accrued expenses...............  (16,551)   10,242     (7,572)
       Other assets........................................   (2,622)   (1,130)      (899)
                                                            --------  --------  ---------
          Net cash provided by operating activities........   34,120    60,669     13,313
                                                            --------  --------  ---------

Cash Flows From Investing Activities
Acquisitions, net of cash acquired.........................  (42,880)  (65,380)   (99,415)
Investments in property, plant and equipment...............  (19,619)  (21,999)   (22,062)
Net proceeds from sale of property and equipment...........    7,753     2,838        187
                                                            --------  --------  ---------
          Net cash used in investing activities............  (54,746)  (84,541)  (121,290)
                                                            --------  --------  ---------

Cash Flows From Financing Activities
Long-term debt reduction...................................  (63,157)  (67,160)   (61,508)
Proceeds from long-term debt...............................   82,389    94,081    168,825
Repurchase of common stock.................................     (181)       --         --
Net proceeds from issuance of common stock.................       36     1,014        100
Payment of dividends.......................................   (1,447)   (1,253)        --
                                                            --------  --------  ---------
          Net cash provided by financing activities........   17,640    26,682    107,417
                                                            --------  --------  ---------
Net (decrease) increase in cash and cash equivalents.......   (2,986)    2,810       (560)
Cash and cash equivalents at beginning of year.............    4,687     1,877      2,437
                                                            --------  --------  ---------
Cash and cash equivalents at end of year................... $  1,701  $  4,687  $   1,877
                                                            ========  ========  =========

  The accompanying notes are an integral part of these financial statements.

                          GIBRALTAR STEEL CORPORATION

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                (in thousands)



                                              Common Shares   Additional
                                            -----------------  Paid-in   Retained
                                             Shares   Amount   Capital   Earnings
                                            --------  ------- ---------- --------
Balance at December 31, 1997...............   12,410  $   124  $ 66,190  $ 73,730
   Net income..............................       --       --        --    19,840
   Stock options exercised and tax benefit.        8       --       119        --
   Restricted stock granted................       55        1        --        --
   Earned portion of restricted stock......       --       --        87        --
   Profit-sharing plan contribution........       11       --       217        --
                                            --------  -------  --------  --------
Balance at December 31, 1998...............   12,484      125    66,613    93,570
   Net income..............................       --       --        --    25,008
   Stock options exercised and tax benefit.       72        1     1,124        --
   Cash dividends--$0.125 per share........       --       --        --    (1,568)
   Earned portion of restricted stock......       --       --       116        --
   Profit-sharing plan contributions.......       21       --       470        --
                                            --------  -------  --------  --------
Balance at December 31, 1999...............   12,577      126    68,323   117,010
   Net income..............................       --       --        --    24,365
   Stock options exercised and tax benefit.        3       --        36        --
   Cash dividends--$0.115 per share........       --       --        --    (1,447)
   Earned portion of restricted stock......       --       --       116        --
   Repurchase of common stock..............      (13)      --        --      (181)
                                            --------  -------  --------  --------
Balance at December 31, 2000...............   12,567  $   126  $ 68,475  $139,747
                                            ========  =======  ========  ========


  The accompanying notes are an integral part of these financial statements.

                          GIBRALTAR STEEL CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

   The consolidated financial statements include the accounts of Gibraltar Steel Corporation and subsidiaries (the Company). Significant intercompany accounts and transactions have been eliminated.

  Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash and Cash Equivalents

   Cash and cash equivalents include cash on hand, checking accounts and all highly liquid investments with a maturity of three months or less.

  Inventories

   Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method.

  Property, Plant and Equipment

   Property, plant and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Accelerated methods are used for income tax purposes. Interest is capitalized in connection with construction of qualified assets. Under this policy, interest of $552,000, $357,000 and $404,000 was capitalized in 2000, 1999 and 1998, respectively.

  Goodwill

   Goodwill is amortized over 35 years. Amortization expense related to goodwill was $3,710,000, $2,647,000 and $1,949,000 in 2000, 1999, and 1998,
respectively. Accumulated amortization was $9,961,000 and $6,251,000 at December 31, 2000 and 1999.

  Shareholders' Equity

   In 1999 and 1998, the Company issued 20,572 and 11,000, respectively, of its common shares as contributions to its profit-sharing plans. The Company did not contribute any of its shares to its profit-sharing plans during 2000.

   During 2000 and 1999, the Company declared dividends of $1,447,000 and $1,568,000, respectively, of which $377,000 and $315,000 are accrued at December 31, 2000 and 1999, respectively.

   During 2000, the Company purchased 12,572 shares of its outstanding common stock at a cost of $14.38 per share. The Company did not repurchase any shares of its common stock in prior years.

  Interest Rate Exchange Agreements

   Interest rate swap agreements, which are used by the Company in the management of interest rate risk, are accounted for on an accrual basis. Amounts to be paid or received under interest rate swap agreements are recognized as interest expense or income in the periods in which they accrue. Swaps are not used for trading purposes.

  Income Taxes

   The financial statements of the Company have been prepared using the asset and liability approach in accounting for income taxes which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

                          GIBRALTAR STEEL CORPORATION

  Earnings Per Share

   Basic net income per share equals net income divided by the weighted average shares outstanding during the year. The computation of diluted net income per share includes all dilutive common stock equivalents in the weighted average shares outstanding.

2. ACQUISITIONS

   On July 17, 2000, the Company purchased all the outstanding capital stock of Milcor Limited Partnership (Milcor) for approximately $43 million in cash. Milcor manufactures a complete line of metal building products, including registers, vents, bath cabinets, access doors, roof hatches and telescoping doors.

   On December 1, 1999, the Company purchased all the outstanding capital stock of Hughes Manufacturing, Inc. (Hughes) for approximately $11.5 million in cash. Hughes manufactures a broad line of fully engineered, code-approved steel lumber connectors and other metal hardware products.

   On November 1, 1999, the Company purchased all the outstanding capital stock of Brazing Concepts Company (Brazing Concepts) for approximately $25 million in cash. Brazing Concepts provides a wide variety of value-added brazing (i.e., metal joining), assembly and other metallurgical heat-treating services on customer-owned materials.

   On August 1, 1999, the Company purchased the assets and business of Hi-Temp Incorporated (Hi-Temp) for approximately $24 million in cash. Hi-Temp provides metallurgical heat-treating services in which customer-owned parts are exposed to precise temperature and other conditions to improve their material properties, strength and durability.

   On July 1, 1999, the Company purchased all the outstanding capital stock of K & W Metal Fabricators, Inc. d/b/a Weather Guard Building Products (Weather Guard) for approximately $7 million in cash. Weather Guard manufactures a full line of metal building products, including rain-carrying systems, metal roofing and roofing accessories, for industrial, commercial and residential applications.

   These acquisitions have been accounted for under the purchase method with the results of their operations consolidated with the Company's results of operations from the respective acquisition dates. The aggregate excess of the purchase prices of these acquisitions over the fair market values of the net assets of the acquired companies is being amortized over 35 years from the acquisition dates using the straight-line method.

   The following information presents the pro forma consolidated condensed results of operations as if the acquisitions had occurred on January 1, 1999. The pro forma amounts may not be indicative of the results that actually would have been achieved had the acquisitions occurred as of January 1, 1999 and are not necessarily indicative of future results of the combined companies.

                                                         Year Ended December 31,
                                                            2000        1999
                                                          --------    --------
                                                          (in thousands, except
                                                             per share data)
                                                         -----------------------
                                                               (unaudited)
Net sales............................................... $704,349    $712,383
                                                          ========    ========
Income before taxes..................................... $ 41,449    $ 44,891
                                                          ========    ========
Net income.............................................. $ 24,662    $ 26,647
                                                          ========    ========
Net income per share--Basic............................. $   1.96    $   2.12
                                                          ========    ========

                          GIBRALTAR STEEL CORPORATION

3. ACCOUNTS RECEIVABLE

   Accounts receivable are expected to be collected within one year and are net of reserves for doubtful accounts of $1,643,000 and $1,511,000 at December 31, 2000 and 1999, respectively.

4. INVENTORIES

   Inventories at December 31 consist of the following:

                                                                2000     1999
                                                              -------- --------
                                                               (in thousands)
Raw material................................................. $ 54,640 $ 59,899
Finished goods and work-in-process...........................   46,347   35,095
                                                              -------- --------
   Total inventories......................................... $100,987 $ 94,994
                                                              ======== ========

5. PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment, at cost less accumulated depreciation, at December 31 consists of the following:

                                                                2000     1999
                                                              -------- --------
                                                               (in thousands)
Land and land improvements................................... $  7,507 $  6,961
Building and improvements....................................   61,968   54,782
Machinery and equipment......................................  222,811  204,012
Construction in progress.....................................   10,101    8,758
                                                              -------- --------
                                                               302,387  274,513
Less accumulated depreciation and amortization...............   73,228   58,483
                                                              -------- --------
Property, plant and equipment, net........................... $229,159 $216,030
                                                              ======== ========

6. OTHER ASSETS

   Other assets at December 31 consist of the following:

                                                                2000     1999
                                                              -------- --------
                                                               (in thousands)
Equity interest in partnership............................... $  4,738 $  4,485
Other........................................................    4,187    3,624
                                                              -------- --------
Total other assets........................................... $  8,925 $  8,109
                                                              ======== ========

   The Company's 31% partnership interest is accounted for using the equity method of accounting. The partnership provides a steel cleaning process called pickling to steel mills and steel processors, including the Company.

                          GIBRALTAR STEEL CORPORATION

7. DEBT

   Long-term debt at December 31 consists of the following:

                                                                2000     1999
                                                              -------- --------
                                                               (in thousands)
Revolving credit notes payable............................... $250,251 $228,128
Industrial Development Revenue Bonds.........................    3,500    6,362
Other debt...................................................    2,102    2,131
                                                              -------- --------
                                                               255,853  236,621
Less current maturities......................................      327    1,319
                                                              -------- --------
Total long-term debt......................................... $255,526 $235,302
                                                              ======== ========

   In 2000, the Company amended its debt agreement increasing its revolving credit facility to $310,000,000. The facility is secured by the Company's accounts receivable, inventories, and property and equipment and is committed through April 2003. This facility has various interest rate options which are no greater than the bank's prime rate. In addition, the Company may enter into interest rate exchange agreements (swaps) to manage interest costs and exposure to changing interest rates. At December 31, 2000 the Company had interest rate swap agreements outstanding which effectively converted $50,000,000 of floating rate debt to fixed rates ranging from 7.47% to 8.18%. At December 31, 2000, additional credit facility borrowings consisted of $200,251,000 with an interest rate of LIBOR plus a fixed rate. The weighted average interest rate of these borrowings was 8.70% at December 31, 2000.

   In addition, the Company has Industrial Development Revenue Bonds payable in installments through September 2018, with interest rates ranging from a fixed rate of 4.22% to variable rates of up to 5.20% at December 31, 2000, which financed the cost of the expansion of its Coldwater, Michigan heat-treating facility, under a capital lease agreement. The cost of the facility and equipment equals the amount of the bonds and includes accumulated amortization of $186,000. The agreement provide for the purchase of the facility and equipment at any time during the lease term at scheduled amounts or at the end of the lease for a nominal amount.

   The aggregate maturities on long-term debt including lease purchase obligations for the five years following December 31, 2000 as follows: 2001, $327,000; 2002, $813,000; 2003, $250,875,000; 2004, $629,000; and 2005,
$480,000. The Company had no amounts outstanding under short-term borrowing for the years ended December 31, 2000 and 1999.

   The various loan agreements, which do not require compensating balances, contain provisions that limit additional borrowings and require maintenance of minimum net worth and financial ratios. The Company is in compliance with the terms and provisions of all its financing agreements.

   Total cash paid for interest in the years ended December 31, 2000, 1999 and 1998 was $19,935,000, $13,357,000 and $11,257,000, respectively.

8. LEASES

   The Company leases certain facilities and equipment under operating leases. Rent expense under operating leases for the years ended December 31, 2000, 1999 and 1998 was $5,187,000, $4,899,000 and $3,554,000,

                          GIBRALTAR STEEL CORPORATION
respectively. Future minimum lease payments under these operating leases are $5,067,000, $3,980,000, $2,969,000, $1,867,000 and $1,244,000 for the years
2001, 2002, 2003, 2004 and 2005, respectively, and $7,470,000 thereafter through 2038.

9.  EMPLOYEE RETIREMENT PLANS

   Certain subsidiaries participate in the Company's 40l(k) Plan. In addition, certain subsidiaries have multi-employer non-contributory retirement plans providing for defined contributions to union retirement funds.

   A supplemental pension plan provides defined pension benefits to certain salaried employees upon retirement. Net unfunded periodic pension costs of $171,000 and $199,000 were accrued under this plan in 2000 and 1999, respectively, and consisted primarily of service cost using a discount rate of 8.0% in each year.

   Total expense for all retirement plans was $2,204,000, $1,957,000 and $1,774,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

   During 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 132 Employers' Disclosures about Pensions and Other Post-Retirement Benefits (FAS No. 132). Adoption of FAS No. 132 did not affect the Company's results of operations or financial position.

10.  OTHER POST-RETIREMENT BENEFITS

   Certain subsidiaries of the Company provide health and life insurance to substantially all of their employees and to a number of retirees and their spouses. The net periodic post-retirement benefit cost charged to expense consisting of service cost, interest cost and amortization of transition obligations was $261,000, $291,000 and $255,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

   The approximate unfunded accumulated post-retirement benefit obligation at December 31, consists of the following (in thousands):

               Benefit Obligation Service Interest  Actuarial  Benefit  Benefit Obligation
                  at January 1     Cost     Cost   (Gain)/Loss Payments   at December 31
               ------------------ ------- -------- ----------- -------- ------------------
2000..........       $1,844         71      145         (1)      (76)         $1,983
1999..........       $2,105         90      135       (445)      (41)         $1,844

   The accumulated post-retirement benefit obligation was determined using a weighted average discount rate of 8.0% in 2000 and 1999. The medical inflation rate was assumed to be 5.0% in 2000 and thereafter. The effect of a 1% increase or decrease in the annual medical inflation rate would increase or decrease the accumulated post-retirement benefit obligation at December 31, 2000 by approximately $312,000 and $266,000, respectively, and increase or decrease the annual service and interest costs by approximately $38,000.

   One of the Company's subsidiaries also provides post-retirement health care benefits to its unionized employees through contributions to a multi-employer health care plan.

                          GIBRALTAR STEEL CORPORATION

11. INCOME TAXES

   The provision for income taxes consists of the following:

                                                       2000     1999     1998
                                                     -------- -------- --------
                                                           (in thousands)
Current tax expense
   Federal.......................................... $  9,507 $ 12,332 $  9,749
   State............................................    1,826    2,307    1,784
                                                     -------- -------- --------
Total current.......................................   11,333   14,639   11,533
                                                     -------- -------- --------
Deferred tax expense
   Federal..........................................    4,593    2,040    1,628
   State............................................      659      343       65
                                                     -------- -------- --------
   Total deferred...................................    5,252    2,383    1,693
                                                     -------- -------- --------
   Total provision.................................. $ 16,585 $ 17,022 $ 13,226
                                                     ======== ======== ========

   Deferred tax liabilities (assets) at December 31 consist of the following:

                                                               2000      1999
                                                             --------  --------
                                                               (in thousands)
Depreciation................................................ $ 33,773  $ 29,460
Goodwill....................................................    3,167     1,770
Other.......................................................    1,002     1,685
                                                             --------  --------
Gross deferred tax liabilities..............................   37,942    32,915
                                                             --------  --------
State taxes.................................................   (1,652)   (1,382)
Other.......................................................   (4,504)   (4,999)
                                                             --------  --------
Gross deferred tax assets...................................   (6,156)   (6,381)
                                                             --------  --------
   Net deferred tax liabilities............................. $ 31,786  $ 26,534
                                                             ========  ========

   The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income before taxes as a result of the following differences:

                                                       2000     1999     1998
                                                     -------- -------- --------
                                                           (in thousands)
Statutory U.S. tax rates............................ $ 14,333 $ 14,711 $ 11,573
Increase in rates resulting from:
   State and local taxes, net.......................    1,615    1,723    1,202
   Other............................................      637      588      451
                                                     -------- -------- --------
                                                     $ 16,585 $ 17,022 $ 13,226
                                                     ======== ======== ========


   Cash paid for income taxes, net of tax refunds, in the years ended December 31, 2000, 1999 and 1998 was $16,189,000, $11,857,000 and $9,180,000,
respectively.

                          GIBRALTAR STEEL CORPORATION

12. EARNINGS PER SHARE

   Statement of Financial Accounting Standards No. 128 Earnings Per Share requires dual presentation of basic and diluted earnings per share on the face of the income statement. The reconciliation between the computations is as follows:

                                          Basic               Diluted   Diluted
                              Income      Shares   Basic EPS  Shares      EPS
                            ----------- ---------- --------- ---------- -------
 2000...................... $24,365,000 12,577,240   $1.94   12,685,072  $1.92
 1999...................... $25,008,000 12,540,105   $1.99   12,806,338  $1.95
 1998...................... $19,840,000 12,455,554   $1.59   12,651,119  $1.57

   Included in diluted shares are common stock equivalents of 107,832, 266,233 and 195,565 relating to options for the years ended December 31, 2000, 1999 and 1998, respectively.

13. STOCK OPTIONS

   The Company may grant non-qualified stock options to officers, employees, non-employee directors and advisers at an exercise price equal to 100% of market price, and incentive stock options to officers and other key employees at an exercise price not less than 100% of market price, up to an aggregate of 400,000 and 1,475,000 shares, respectively. The options may be exercised over a four year period from the grant date and expire ten years after the date of grant.

   The following table summarizes information about stock option transactions:

                               Options   Weighted Average   Options   Weighted Average
                             Outstanding  Exercise Price  Exercisable  Exercise Price
                             ----------- ---------------- ----------- ----------------
Balance at December 31, 1997    693,231       $15.68        282,781        $11.55
   Granted..................    336,650        17.36
   Exercised................     (8,749)       11.12
   Forfeited................    (24,502)       17.48
                              ---------
Balance at December 31, 1998    996,630       $16.24        406,993        $13.30
   Granted..................     10,000        20.56
   Exercised................    (72,474)       13.99
   Forfeited................    (11,450)       18.54
                              ---------
Balance at December 31, 1999    922,706       $16.44        528,819        $14.88
   Granted..................    270,250        14.07
   Exercised................     (2,255)       15.52
   Forfeited................    (30,107)       17.68
                              ---------
Balance at December 31, 2000  1,160,594       $15.86        686,582        $15.72
                              =========

   Tax benefits of $111,000 realized in the year ended December 31, 1999 associated with the exercise of certain stock options have been credited to additional paid-in capital. The Company did not realize any related tax benefit during 2000.

                          GIBRALTAR STEEL CORPORATION

   Options outstanding at December 31, 2000 consisted of:


   Range of                Weighted Average
   Exercise      Options      Remaining     Weighted Average   Options   Weighted Average
    Prices     Outstanding Contractual Life  Exercise Price  Exercisable  Exercise Price
   --------    ----------- ---------------- ---------------- ----------- ----------------
$10.00--$14.07    528,127     6.5 years          $12.46        260,127        $10.80
$15.63--$22.50    632,467     6.9 years          $18.70        426,455        $18.72
                ---------                                      -------
                1,160,594     6.7 years          $15.86        686,582        $15.72
                =========                                      =======

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation (FAS No. 123). Accordingly, no compensation cost has been recognized for the option plans as stock options granted under these plans have an exercise price equal to 100% of the market price on the date of grant. If the compensation cost for these plans had been determined based on the fair value at the grant dates for awards consistent with the method of FAS No. 123, the unaudited pro forma effect on the years ended December 31, 2000 and 1999 is as follows:

                                As Reported  Pro Forma  As Reported  Pro Forma
                                   2000        2000        1999        1999
                                ----------- ----------- ----------- -----------
Net income..................... $24,365,000 $23,073,000 $25,008,000 $23,566,000
Net income per share--Basic....       $1.94       $1.83       $1.99       $1.88

   The Black-Scholes option-pricing model was used to estimate the fair value of the options granted on the date of grant. The fair values and assumptions used in the model, assuming no dividends, are as follows:

                                      Expected   Stock      Risk-Free   Dividend
                           Fair Value   Life   Volatility Interest Rate  Yield
                           ---------- -------- ---------- ------------- --------
2000 Grant................   $6.31    5 years    43.7%        6.3%        0.7%
1999 Grant................   $9.18    5 years    45.1%        4.4%        0.2%
1998 Grant................   $7.74    5 years    43.7%        4.4%          --

   The Company also has a Restricted Stock Plan reserved for issuance of 100,000 common shares for the grant of restricted stock awards to employees and non-employee directors at a purchase price of $.01 per share. Since the inception of this plan, 59,000 common shares have been awarded.

14. COMMITMENTS AND CONTINGENCIES

   The Company is a party to certain claims and legal actions generally incidental to its business. Management does not believe that the outcome of these actions, which is not clearly determinable at the present time, would significantly affect the Company's financial condition or results of operations.

15. SUBSEQUENT EVENT

   In February 2001, the Company purchased all the outstanding capital stock of Pennsylvania Industrial Heat Treaters, Inc. (PIHT) for approximately $11 million, net of cash. PIHT provides metallurgical heat-treating services and specializes in heat-treating powdered metal parts. The results of operations of PIHT will be consolidated with the Company's results of operations from the acquisition date for the quarter ending March 31, 2001.

                          GIBRALTAR STEEL CORPORATION

16.  SEGMENT INFORMATION--(Restated)

   During 2001, the Company reconsidered its segment reporting in light of recent performance trends and the Company's organizational structure. Prior year segment information has been revised to conform with current year presentation. The Company is organized into three reportable segments on the basis of the production processes, and products and services provided by each segment, identified as follows:

(i)Processed steel products, which primarily includes the intermediate processing of wide, open tolerance flat-rolled sheet steel through the application of up to 12 different processes to produce high-quality, value-added coiled steel products to be further processed by customers.
(ii)Building products, which primarily includes the processing of sheet steel to produce a wide variety of building and construction products.
(iii)Heat treating, which includes a wide range of metallurgical heat treating processes in which customer-owned metal parts are exposed to precise temperatures, atmospheres and quenchants to improve their mechanical properties, durability and wear resistance.

   The following table illustrates certain measurements used by management to assess the performance of the segments described above as of December 31, 2000, 1999 and 1998, or for the years then ended:

                                          2000      1999       1998
                                          ----      ----       ----
                                                (in thousands)
          Net sales
             Processed steel products.. $321,361  $ 322,216  $328,022
             Building products.........  277,706    249,320   201,821
             Heat treating.............   78,473     50,382    28,101
                                        --------  ---------  --------
                                        $677,540  $ 621,918  $557,944
                                        ========  =========  ========
          Income from operations
             Processed steel products.. $ 39,111  $  39,216  $ 35,673
             Building products.........   22,491     25,507    18,587
             Heat treating.............   13,059      8,408     4,787
             Corporate.................  (14,769)   (17,662)  (14,592)
                                        --------  ---------  --------
                                        $ 59,892  $  55,469  $ 44,455
                                        ========  =========  ========
          Depreciation and amortization
             Processed steel products.. $  5,852  $   6,181  $  5,742
             Building products.........    5,747      4,692     3,126
             Heat treating.............    5,112      3,465     1,750
             Corporate.................    4,477      3,114     2,715
                                        --------  ---------  --------
                                        $ 21,188  $  17,452  $ 13,333
                                        ========  =========  ========
          Total assets
             Processed steel products.. $155,740  $ 170,715  $179,889
             Building products.........  157,962    123,221   109,951
             Heat treating.............   80,048     79,259    40,208
             Corporate.................  162,296    148,885   108,387
                                        --------  ---------  --------
                                        $556,046  $522,080   $438,435
                                        ========  =========  ========
          Capital expenditures
             Processed steel products.. $  5,313  $   7,046  $ 11,276
             Building products.........    7,304      6,363     5,794
             Heat treating.............    5,902      7,615     2,985
             Corporate.................    1,100        975     2,007
                                        --------  ---------  --------
                                        $ 19,619  $  21,999  $ 22,062
                                        ========  =========  ========

                      QUARTERLY UNAUDITED FINANCIAL DATA
                     (in thousands, except per share data)

2000 Quarter Ended                 March 31 June 30  Sept. 30 Dec. 31   Total
------------------                 -------- -------- -------- -------- --------
Net sales......................... $167,634 $181,523 $178,326 $150,057 $677,540
Gross profit......................   34,548   36,616   35,863   28,770  135,797
Income from operations............   14,318   17,416   17,268   10,890   59,892
Net income........................    6,015    7,854    7,248    3,248   24,365
Net income per share--Basic....... $   0.48 $   0.62 $   0.58 $   0.26 $   1.94
Net income per share--Diluted..... $   0.47 $   0.62 $   0.57 $   0.26 $   1.92

1999 Quarter Ended                 March 31 June 30  Sept. 30 Dec. 31   Total
------------------                 -------- -------- -------- -------- --------
Net sales......................... $143,804 $160,241 $162,909 $154,964 $621,918
Gross profit......................   28,418   33,001   34,245   32,309  127,973
Income from operations............   11,683   15,353   15,426   13,007   55,469
Net income........................    4,977    7,288    7,205    5,538   25,008
Net income per share--Basic....... $   0.40 $   0.58 $   0.57 $   0.44 $   1.99
Net income per share--Diluted..... $   0.39 $   0.57 $   0.56 $   0.43 $   1.95

                          GIBRALTAR STEEL CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEET
                                (in thousands)

                                                        September 30, December 31,
                                                            2001          2000
                                                        ------------- ------------
                                                         (unaudited)   (audited)
Assets
Current assets:
   Cash and cash equivalents...........................   $  5,461      $  1,701
   Accounts receivable.................................     96,237        78,358
   Inventories.........................................     83,688       100,987
   Other current assets................................      7,383         6,548
                                                          --------      --------
       Total current assets............................    192,769       187,594

Property, plant and equipment, net.....................    230,837       229,159
Goodwill...............................................    133,766       130,368
Other assets...........................................      7,556         8,925
                                                          --------      --------
                                                          $564,928      $556,046
                                                          ========      ========
Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable....................................   $ 60,404      $ 39,285
   Accrued expenses....................................     18,195        15,575
   Current maturities of long-term debt................        530           327
                                                          --------      --------
       Total current liabilities.......................     79,129        55,187

Long-term debt.........................................    226,496       255,526
Deferred income taxes..................................     36,445        34,325
Other non-current liabilities..........................      6,202         2,660
Shareholders' equity:
   Preferred shares....................................         --            --
   Common shares.......................................        126           126
   Additional paid-in capital..........................     69,032        68,475
   Retained earnings...................................    149,484       139,747
   Accumulated comprehensive loss......................     (1,986)           --
                                                          --------      --------
       Total shareholders' equity......................    216,656       208,348
                                                          --------      --------
                                                          $564,928      $556,046
                                                          ========      ========


  The accompanying notes are an integral part of these financial statements.

                          GIBRALTAR STEEL CORPORATION

                  CONDENSED CONSOLIDATED STATEMENT OF INCOME
                     (in thousands, except per share data)

                                          Three Months Ended  Nine Months Ended
                                             September 30,      September 30,
                                          ------------------- -----------------
                                             2001      2000     2001     2000
                                          ---------- -------- -------- --------
                                              (unaudited)        (unaudited)
 Net sales...............................   $161,484 $178,326 $475,584 $527,483
 Cost of sales...........................    131,154  142,963  384,688  420,456
                                          ---------- -------- -------- --------
    Gross profit.........................     30,330   35,863   90,896  107,027
 Selling, general and administrative
   expense...............................     20,479   18,595   59,249   58,025
                                          ---------- -------- -------- --------
    Income from operations...............      9,851   17,268   31,647   49,002
 Interest expense........................      3,811    5,086   13,163   13,511
                                          ---------- -------- -------- --------
    Income before taxes..................      6,040   12,182   18,484   35,491
 Provision for income taxes..............      2,446    4,934    7,486   14,374
                                          ---------- -------- -------- --------
    Net income...........................   $  3,594 $  7,248 $ 10,998 $ 21,117
                                          ========== ======== ======== ========
 Net income per share--Basic.............   $   0.29 $   0.58 $   0.87 $   1.68
                                          ========== ======== ======== ========
 Weighted average number of shares
   outstanding--Basic....................     12,597   12,580   12,587   12,580
                                          ========== ======== ======== ========
 Net income per share--Diluted...........   $   0.28 $   0.57 $   0.86 $   1.66
                                          ========== ======== ======== ========
 Weighted average number of shares
   outstanding--Diluted..................     12,821   12,708   12,768   12,700
                                          ========== ======== ======== ========


  The accompanying notes are an integral part of these financial statements.

                          GIBRALTAR STEEL CORPORATION

                CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                (in thousands)

                                                             Nine Months Ended
                                                               September 30,
                                                        --------------------------
                                                            2001          2000
                                                        ------------  ------------
                                                                (unaudited)
Cash Flows From Operating Activities
Net income............................................. $     10,998  $     21,117
Adjustments to reconcile net income to net
  cash provided by operating activities:
   Depreciation and amortization.......................       17,539        15,763
   Provision for deferred income taxes.................        3,578         3,358
   Undistributed equity investment income..............          478          (461)
   Other noncash adjustments...........................           88            87
   Increase (decrease) in cash resulting from
     changes in (net of effects from
     acquisitions):
       Accounts receivable.............................      (17,251)      (14,481)
       Inventories.....................................       17,299        (1,977)
       Other current assets............................       (1,332)         (460)
       Accounts payable and accrued expenses...........       23,639           (96)
       Other assets....................................          626        (3,175)
                                                        ------------  ------------
          Net cash provided by operating
            activities.................................       55,662        19,675
                                                        ------------  ------------

Cash Flows From Investing Activities
Acquisitions, net of cash acquired.....................      (10,832)      (43,267)
Purchases of property, plant and equipment.............      (11,831)      (13,849)
Net proceeds from sale of property and
  equipment............................................          316         7,335
                                                        ------------  ------------
          Net cash used in investing activities........      (22,347)      (49,781)
                                                        ------------  ------------

Cash Flows From Financing Activities
Long-term debt reduction...............................      (62,822)      (43,929)
Proceeds from long-term debt...........................       33,995        73,911
Payment of dividends...................................       (1,197)       (1,069)
Net proceeds from issuance of common stock.............          469            35
                                                        ------------  ------------
          Net cash (used in) provided by
            financing activities.......................      (29,555)       28,948
                                                        ------------  ------------
Net increase (decrease) in cash and cash
  equivalents..........................................        3,760        (1,158)
Cash and cash equivalents at beginning of year.........        1,701         4,687
                                                        ------------  ------------
Cash and cash equivalents at end of period............. $      5,461  $      3,529
                                                        ============  ============

  The accompanying notes are an integral part of these financial statements.

                          GIBRALTAR STEEL CORPORATION

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   The accompanying condensed consolidated financial statements as of September 30, 2001 and 2000 have been prepared by the Company without audit. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows at September 30, 2001 and 2000 have been included.

   Certain information and footnote disclosures including significant accounting policies normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements included in the Company's Annual Report to Shareholders for the year ended December 31, 2000.

   The results of operations for the nine-month period ended September 30, 2001 are not necessarily indicative of the results to be expected for the full year.

2. INVENTORIES

   Inventories consist of the following:

                                                          September 30, December 31,
                                                              2001          2000
                                                          ------------- ------------
                                                           (unaudited)   (audited)
                                                                (in thousands)
Raw material.............................................    $39,951      $ 54,640
Finished goods and work in process.......................     43,737        46,347
                                                             -------      --------
   Total inventories.....................................    $83,688      $100,987
                                                             =======      ========

3. SHAREHOLDERS' EQUITY

   The changes in shareholders' equity consist of:


                                                 Additional            Accumulated
                                   Common Share   Paid-in   Retained  Comprehensive
                                   Shares Amount  Capital   Earnings      Loss
                                   ------ ------ ---------- --------  -------------
                                                    (in thousands)
December 31, 2000................. 12,567  $126     $68,475 $139,747     $    --
Implementation of FAS 133.........     --    --          --       --        (191)
Net income........................     --    --          --   10,998          --
Stock options exercised...........     31    --         469       --          --
Earned portion of restricted stock     --    --          88       --          --
Cash dividends--$0.10 per share...     --    --          --   (1,261)         --
Interest rate swap adjustments....     --    --          --       --      (1,795)
                                   ------  ----     ------- --------     -------
September 30, 2001................ 12,598  $126     $69,032 $149,484     $(1,986)
                                   ======  ====     ======= ========     =======

   On January 1, 2001, the Company implemented the provisions of Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities (FAS 133) and recognized the fair value of its interest rate swap agreements as other non-current liabilities. Gains or losses from changes in the fair value of the swap agreements are recorded, net of taxes, as components of Accumulated Comprehensive Loss.

                          GIBRALTAR STEEL CORPORATION

                                  (Unaudited)

4.  EARNINGS PER SHARE

   Basic net income per share equals net income divided by the weighted average shares outstanding for the nine months ended September 30, 2001 and 2000. The computation of diluted net income per share includes all dilutive common stock equivalents in the weighted average shares outstanding.

   Options to purchase 1,088,742 shares of the Company's common stock are outstanding as of September 30, 2001 and are exercisable at prices ranging from $10.00 to $22.50 per share. Included in diluted shares are common stock equivalents relating to options of 180,425 and 120,064 for the nine-month periods ended September 30, 2001 and 2000, respectively.

5.  ACQUISITIONS

   On February 13, 2001, the Company purchased all the outstanding capital stock of Pennsylvania Industrial Heat Treaters, Inc. (PIHT) for approximately $11 million, net of cash acquired. PIHT provides metallurgical heat-treating services and specializes in heat-treating powdered metal parts.

   On July 17, 2000, the Company purchased all the outstanding capital stock of Milcor Limited Partnership (Milcor) for approximately $43 million in cash. Milcor manufactures a complete line of metal building products, including registers, vents, bath cabinets, access doors, roof hatches and telescoping doors.

   These acquisitions have been accounted for under the purchase method with the results of their operations consolidated with the Company's results of operations from the respective acquisition dates. The aggregate excess of the purchase prices of these acquisitions over the fair market values of the net assets of the acquired companies is being amortized over 35 years from the acquisition dates using the straight-line method.

   The following information presents the pro forma consolidated condensed results of operations as if the acquisitions had occurred on January 1, 2000. The pro forma amounts may not be indicative of the results that actually would have been achieved had the acquisitions occurred as of January 1, 2000 and are not necessarily indicative of future results of the combined companies.

                                                          Nine Months Ended
                                                            September 30,
                                                        ---------------------
                                                           2001       2000
                                                         --------   --------
                                                             (unaudited)
                                                        (in thousands, except
                                                           per share data)
  Net sales............................................ $476,244   $558,762
                                                         ========   ========
  Income before taxes.................................. $ 18,542   $ 37,089
                                                         ========   ========
  Net income........................................... $ 11,033   $ 22,066
                                                         ========   ========
  Net income per share--Basic.......................... $   0.88   $   1.75
                                                         ========   ========

6.  SEGMENT INFORMATION

   During 2001, the Company reconsidered its segment reporting in light of recent performance trends and the Company's organizational structure. Prior year segment information has been revised to conform with current year presentation. The Company is organized into three reportable segments on the basis of the production process, and products and services provided by each segment, identified as follows:

(i)Processed steel products, which primarily includes the intermediate processing of wide, open tolerance flat-rolled sheet steel through the application of up to 12 different processes to produce high-quality, value-added coiled steel products to be further processed by customers.

                          GIBRALTAR STEEL CORPORATION

                                  (Unaudited)

(ii)Building products, which primarily includes the processing of sheet steel to produce a wide variety of building and construction products.

(iii)Heat treating, which includes a wide range of metallurgical heat treating processes in which customer-owned metal parts are exposed to precise temperatures, atmospheres and quenchants to improve their mechanical properties, durability and wear resistance.

   The following table illustrates certain measurements used by management to assess the performance of the segments described above as of and for the three- and nine-month periods ended September 30, 2001 and 2000 (in thousands):

                                   Three Months Ended   Nine Months Ended
                                      September 30,       September 30,
                                   ------------------  -------------------
                                     2001      2000      2001       2000
                                   --------  --------  ---------  --------
                                       (unaudited)         (unaudited)
     Net sales
        Processed steel products.. $ 66,319  $ 79,769  $ 192,656  $253,197
        Building products.........   78,297    79,856    228,333   214,225
        Heat treating.............   16,868    18,701     54,595    60,061
                                   --------  --------  ---------  --------
                                   $161,484  $178,326  $ 475,584  $527,483
                                   ========  ========  =========  ========
     Income from operations
        Processed steel products.. $  7,332  $  9,950  $  22,091  $ 31,444
        Building products.........    5,254     7,449     16,204    18,767
        Heat treating.............    1,643     2,434      6,979    10,320
        Corporate.................   (4,378)   (2,565)   (13,627)  (11,529)
                                   --------  --------  ---------  --------
                                   $  9,851  $ 17,268  $  31,647  $ 49,002
                                   ========  ========  =========  ========
     Depreciation and amortization
        Processed steel products.. $  1,457  $  1,491  $   4,307  $  4,395
        Building products.........    1,765     1,556      5,176     4,271
        Heat treating.............    1,461     1,281      4,281     3,810
        Corporate.................    1,274     1,144      3,775     3,287
                                   --------  --------  ---------  --------
                                   $  5,957  $  5,472  $  17,539  $ 15,763
                                   ========  ========  =========  ========
     Total assets
        Processed steel products..                     $ 147,894  $166,675
        Building products.........                       162,266   163,424
        Heat treating.............                        83,275    80,555
        Corporate.................                       171,493   168,285
                                                       ---------  --------
                                                       $564,928   $578,939
                                                       =========  ========
     Capital expenditures
        Processed steel products.. $  1,208  $  1,398  $   3,201  $  3,380
        Building products.........    2,008     1,335      6,186     5,039
        Heat treating.............      595     1,478      1,936     4,896
        Corporate.................      105       300        508       534
                                   --------  --------  ---------  --------
                                   $  3,916  $  4,511  $  11,831  $ 13,849
                                   ========  ========  =========  ========

================================================================================

                               3,000,000 Shares

                          Gibraltar Steel Corporation

                                 Common Stock






                                [LOGO] Gibraltar


                                   --------

                                  PROSPECTUS

                                         , 2002

                                   --------

                             Salomon Smith Barney

                           McDonald Investments Inc.

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

   The following table sets forth all expenses, other than underwriter discounts and commissions, payable by us in connection with the sale of the common stock being registered. All of the amounts shown are estimates, except for the registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange registration fee............................. $16,345
NASD filing fee......................................................   7,000
Nasdaq National Market listing fee...................................  22,500
Printing and engraving expenses......................................
Legal fees and expenses..............................................
Accounting fees and expenses.........................................
Transfer Agent and Registrar fees and expenses.......................
Miscellaneous........................................................
                                                                      -------
   Total............................................................. $
                                                                      =======

Item 15.  Indemnification of Directors and Officers

   Under Section 145(a) of the General Corporation Law of Delaware, we may indemnify any of our officers or directors in any action other than actions by or in the right of our company, whether civil, criminal, administrative or investigative, if such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of our company, and, with respect to any criminal action or proceedings if such director or officer has no reasonable cause to believe his conduct was unlawful. Under Section 145(b), we may indemnify any of our officers or directors in any action by or in the right of our company against expenses actually and reasonably incurred by him in the defense or settlement of such action if such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest, except where such director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to us, unless, on application, the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability, such person in view of all the circumstances is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Section 145(c) provides for mandatory indemnification of officers or directors who have been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b). Section 145(d) authorizes indemnification under subsections (a) and (b) in specific cases if approved by our board of directors or stockholders upon a finding that the officer or director in question has met the requisite statutory standards of conduct. Section 145(g) empowers us to purchase insurance coverage for any director, officer, employee or agent against any liability incurred by him in his capacity as such, whether or not we would have the power to indemnify him under the provisions of the Delaware General Corporation Law. The foregoing is only a summary of the described sections of the Delaware General Corporation Law and is qualified in its entirety by reference to such sections.

   Our certificate of incorporation provides that we shall indemnify each of our officers and directors to the fullest extent permitted by applicable law. Our certificate of incorporation also provides that, to the fullest extent permitted by the Delaware General Corporation Law, our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Item 16.  Exhibits

   (a) Exhibits:

Exhibit
Number                                  Exhibit
------                                  -------

  *1.1  Form of Underwriting Agreement.

   3.1 Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to theRegistrant's Registration Statement on Form S-1 (Registration No. 33-69304)).

   3.2  Amended and Restated By-Laws of the Registrant Effective August 11,
        1998 (incorporated byreference to Exhibit 3(ii) to the Registrant's
        Quarterly Report on Form 10-Q for the quarter endedSeptember 30, 1998).

   4.1  Specimen Common Share Certificate (incorporated by reference to Exhibit
        4.1 to the Registrant'sRegistration Statement on Form S-1 (Registration
        No. 33-69304)).

  *5.1  Opinion of Lippes, Silverstein, Mathias & Wexler LLP.

  10.1  Partnership Agreement of Samuel Pickling Management Company dated June
        1, 1988 betweenCleveland Pickling, Inc. and Samuel Manu-Tech, Inc.
        (incorporated by reference to Exhibit 10.7 tothe Registrant's
        Registration Statement on Form S-1 (Registration No. 33-69304)).

  10.2  Partnership Agreement dated May 1988 among Samuel Pickling Management
        Company, UniversalSteel Co. and Ruscon Steel Corp., creating Samuel
        Steel Pickling Company, a general partnership(incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form
        S-1(Registration No. 33-69304)).

  10.3  First Amendment, dated May 28, 1999, to the Partnership Agreement dated
        May 1988 amongSamuel Pickling Management Company, Universal Steel Co., and Ruscon Steel Corp., creatingSamuel Steel Pickling Company, a general partnership (incorporated by reference to Exhibit 10.20 tothe
        Registrant's Annual Report on Form 10-K for the year ended December 31,
        1999).

  10.4  Lease dated September 1, 1990 between Erie County Industrial
        Development Agency and IntegratedTechnologies International, Ltd.
        (incorporated by reference to Exhibit 10.13 to the Registrant'sRegistration Statement on Form S-1 (Registration No.
        33-69304)).

  10.5  Lease dated June 4, 1993 between Buffalo Crushed Stone, Inc. and
        Gibraltar Steel Corporation(incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for theyear ended
        December 31, 1995).

  10.6  Employment Agreement dated as of November 1, 1993 between the
        Registrant and Brian J. Lipke(incorporated by reference to Exhibit
        10.15 to the Registrant's Registration Statement on Form
        S-1(Registration No. 33-69304)).

  10.7  Gibraltar Steel Corporation Executive Incentive Bonus Plan
        (incorporated by reference to Exhibit10.16 to the Registrant's
        Registration Statement on Form S-1 (Registration No. 33-69304)).

  10.8  Agreement dated December 22, 2000 for Adoption by Gibraltar Steel
        Corporation of New York ofthe Dreyfus Nonstandardized Prototype Profit
        Sharing Plan and Trust (incorporated by reference toExhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June
        30, 2001).

  10.9  Gibraltar Steel Corporation 401(k) Plan (incorporated by reference to
        Exhibit 4.1 to the Registrant'sRegistration Statement on Form S-8
        (Registration Number 33-87034)).

 10.10  First Amendment, dated January 20, 1995, to Gibraltar Steel Corporation
        40l(k) Plan (incorporatedby reference to Exhibit 10.28 to the
        Registrant's Annual Report on Form 10-K for the year endedDecember 31,
        1994).

Exhibit
Number                                  Exhibit
------                                  -------

 10.11  Gibraltar Steel Corporation Incentive Stock Option Plan, Fifth
        Amendment and Restatement(incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for thequarter ended
        June 30, 2000).

 10.12  Gibraltar Steel Corporation Restricted Stock Plan, First Amendment and
        Restatement (incorporatedby reference to Exhibit 10.13 to the Registrant's Annual Report on Form 10-K for the year endedDecember 31,
        1997).

 10.13  Gibraltar Steel Corporation Non-Qualified Stock Option Stock Plan,
        First Amendment andRestatement (incorporated by reference to Exhibit
        10.17 to the Registrant's Registration Statementon Form S-1
        (Registration No. 33-69304)).

 10.14  Change in Control Agreement dated July 9, 1998 between Registrant and
        Brian J. Lipke(incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for thequarter ended
        September 30, 1998).

 10.15  Form of Change in Control Agreement dated July 9, 1998 between
        Registrant and each of Neil E.Lipke, Eric R. Lipke, Walter T. Erazmus,
        Joseph A. Rosenecker, Carl P. Spezio and Andrew S.Tsakos (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Qfor the quarter ended September 30, 1998).

 10.16 Form of Stay Bonus Agreement dated October 1, 2000 between Registrant and certain namedexecutives (incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form10-K for the year ended
        December 31, 2000).

 10.17 Third Amended and Restated Credit Agreement dated September 29, 2000 among Gibraltar SteelCorporation, Gibraltar Steel Corporation of New
        York, Chase Manhattan Bank, N.A., asadministrative Agent, and various financial institutions that are signatories thereto (incorporated byreference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter endedSeptember 30, 2000).

 10.18  First Amendment dated March 30, 2001 to Third Amended and Restated
        Credit Agreement datedSeptember 29, 2000 among Gibraltar Steel
        Corporation of New York, Chase Manhattan Bank, N.A.,as administrative
        Agent, and various financial institutions that are signatories thereto
        (incorporatedby reference to Exhibit 10.1 to the Registrant's Quarterly
        Report on Form 10-Q for the quarter endedMarch 31, 2001).

 10.19  Second Amendment dated as of September 30, 2001 to Third Amended and
        Restated CreditAgreement dated September 29, 2000 among Gibraltar Steel
        Corporation of New York, ChaseManhattan Bank, N.A., as administrative
        Agent, and various financial institutions that are signatoriesthereto
        (incorporated by reference to Exhibit 10.1 on Form 10-Q for the quarter ended September 30,2001).

 *23.1  Consent of Lippes, Silverstein, Mathias & Wexler LLP (contained in
        Exhibit 5.1 to this registrationstatement).

 *23.2  Consent of PricewaterhouseCoopers LLP.

  24.1  Power of Attorney (contained in Part II of this registration statement).

--------
 /*/ Filed herewith

   (b) Financial Statement Schedules:

   Not Applicable

Item 17.  Undertakings

   (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the ''Act'') may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (b) We hereby undertake that:

      (i) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430(A) and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective;

      (ii) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

      (iii) For the purpose of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buffalo, State of New York on February 14, 2002.

                                          GIBRALTAR STEEL CORPORATION

                                                  /S/  BRIAN J. LIPKE
                                          By: _______________________________
                                                       Brian J. Lipke
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brian J. Lipke, Walter T. Erazmus and Neil E. Lipke, or either of them, as his attorney in fact, to sign any amendments to this registration statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                       Title                      Date
        ---------                       -----                      ----

   /S/  BRIAN J. LIPKE    Chairman of the Board and Chief    February 14, 2002
 ------------------------   Executive Officer
      Brian J. Lipke        (Principal Executive Officer)

  /S/  WALTER T. ERAZMUS  President                          February 14, 2002
 ------------------------
    Walter T. Erazmus

    /S/  JOHN E. FLINT    Vice President and Chief Financial February 14, 2002
 ------------------------   Officer
      John E. Flint         (Principal Financial Officer and
                            Principal Accounting Officer)

    /S/  NEIL E. LIPKE    Director                           February 14, 2002
 ------------------------
      Neil E. Lipke

  /S/  GERALD S. LIPPES   Director                           February 14, 2002
 ------------------------
     Gerald S. Lippes

 /S/  ARTHUR A. RUSS, JR. Director                           February 14, 2002
 ------------------------
   Arthur A. Russ, Jr.

 /S/  WILLIAM P. MONTAGUE Director                           February 14, 2002
 ------------------------
   William P. Montague

  /S/  DAVID N. CAMPBELL  Director                           February 14, 2002
 ------------------------
    David N. Campbell

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